Exhibit 99.1

MELCO RESORTS & ENTERTAINMENT LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Melco Resorts & Entertainment Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Melco Resorts & Entertainment Limited (the Company) as of December 31, 2017, and the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for the year ended December 31, 2017 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017, and the results of its operations and its cash flows for the year ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

We also audited the adjustments for the retrospective application of the authoritative guidance on the presentation and classification of restricted cash described in Note 2(a) that were applied to restate the 2016 and 2015 consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review or apply any procedures to the 2016 and 2015 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2016 and 2015 consolidated financial statements taken as a whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 12, 2018 expressed an unqualified opinion thereon.

Adoption of New Accounting Standard

As discussed in Note 2(a) to the consolidated financial statements, the accompanying consolidated statements of cash flows for each of the three years in the period ended December 31, 2017 have been adjusted for the retrospective application of the authoritative guidance on the presentation and classification of restricted cash which was adopted by the Company on January 1, 2018.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young

We have served as the Company’s auditor since 2017.

Hong Kong

April 12, 2018

except for Note 2(a), as to which the date is April 24, 2019, related to the effect of the restatement related to the presentation and classification of restricted cash in the consolidated statements of cash flows

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Melco Resorts & Entertainment Limited:

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting discussed in Note 2(ab) to the consolidated financial statements, the consolidated balance sheet of Melco Resorts & Entertainment Limited and subsidiaries (the “Company”) as of December 31, 2016, and the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2016 (the 2016 and 2015 financial statements before the effects of the adjustments discussed in Note 2(ab) to the financial statements are not presented herein). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such 2016 and 2015 consolidated financial statements, before the effects of the adjustments to retrospectively apply the change in accounting discussed in Note 2(ab) to the consolidated financial statements, present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2016, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review or apply any procedures to the adjustments to retrospectively apply the change in accounting discussed in
Note 2(ab) to the consolidated financial statements and, accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.

/s/ Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

April 11, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Melco Resorts & Entertainment Limited

Opinion on Internal Control over Financial Reporting

We have audited Melco Resorts & Entertainment Limited’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Melco Resorts & Entertainment Limited (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2017, the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for the year ended December 31, 2017, and the related notes and our report dated April 12, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young

Hong Kong

April 12, 2018

MELCO RESORTS & ENTERTAINMENT LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2017	2016
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,408,211	$1,702,310
Investment securities	89,874	—
Bank deposits with original maturities over three months	9,884	210,840
Restricted cash	45,412	39,152
Accounts receivable, net	176,544	225,438
Amounts due from affiliated companies	2,377	1,103
Inventories	34,988	32,600
Prepaid expenses and other current assets	77,503	68,111

Total current assets	1,844,793	2,279,554

PROPERTY AND EQUIPMENT, NET	5,730,760	5,655,823
GAMING SUBCONCESSION, NET	256,083	313,320
INTANGIBLE ASSETS	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	189,645	194,911
RESTRICTED CASH	130	130
DEFERRED TAX ASSETS	11	152
LAND USE RIGHTS, NET	787,499	810,316

TOTAL ASSETS	$8,895,056	$9,340,341

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$16,041	$17,434
Accrued expenses and other current liabilities	1,563,585	1,369,943
Income tax payable	3,179	7,422
Capital lease obligations, due within one year	33,387	30,730
Current portion of long-term debt, net	51,032	50,583
Amounts due to affiliated companies	16,790	3,028

Total current liabilities	1,684,014	1,479,140

LONG-TERM DEBT, NET	3,506,530	3,669,692
OTHER LONG-TERM LIABILITIES	48,087	49,287
DEFERRED TAX LIABILITIES	53,994	56,451
CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR	265,896	262,357
AMOUNT DUE TO AN AFFILIATED COMPANY	919	—
COMMITMENTS AND CONTINGENCIES (Note 21)

MELCO RESORTS & ENTERTAINMENT LIMITED

CONSOLIDATED BALANCE SHEETS - continued

(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2017	2016
SHAREHOLDERS’ EQUITY
Ordinary shares, par value $0.01; 7,300,000,000 shares authorized; 1,478,429,243 and 1,475,924,523 shares issued; 1,469,414,231 and 1,465,100,753 shares outstanding, respectively	$14,784	$14,759
Treasury shares, at cost; 9,015,012 and 10,823,770 shares, respectively	(90)	(108)
Additional paid-in capital	3,671,805	2,783,062
Accumulated other comprehensive losses	(26,610)	(24,768)
(Accumulated losses) retained earnings	(772,338)	570,925

Total Melco Resorts & Entertainment Limited shareholders’ equity	2,887,551	3,343,870
Noncontrolling interests	448,065	479,544

Total equity	3,335,616	3,823,414

TOTAL LIABILITIES AND EQUITY	$8,895,056	$9,340,341

The accompanying notes are an integral part of the consolidated financial statements.

MELCO RESORTS & ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2017	2016	2015
OPERATING REVENUES
Casino	$4,937,597	$4,176,667	$3,767,291
Rooms	271,500	265,289	199,727
Food and beverage	184,979	177,515	126,848
Entertainment, retail and other	203,763	197,011	117,543

Gross revenues	5,597,839	4,816,482	4,211,409
Less: promotional allowances	(313,016)	(297,086)	(236,609)

Net revenues	5,284,823	4,519,396	3,974,800

OPERATING COSTS AND EXPENSES
Casino	(3,374,013)	(2,904,922)	(2,654,760)
Rooms	(32,641)	(33,218)	(23,419)
Food and beverage	(57,927)	(65,781)	(43,295)
Entertainment, retail and other	(88,268)	(109,817)	(77,506)
General and administrative	(467,121)	(446,591)	(383,874)
Payments to the Philippine Parties	(51,661)	(34,403)	(16,547)
Pre-opening costs	(2,274)	(3,883)	(168,172)
Development costs	(31,115)	(95)	(110)
Amortization of gaming subconcession	(57,237)	(57,237)	(57,237)
Amortization of land use rights	(22,817)	(22,816)	(54,056)
Depreciation and amortization	(460,521)	(472,219)	(359,341)
Property charges and other	(31,616)	(5,298)	(38,068)

Total operating costs and expenses	(4,677,211)	(4,156,280)	(3,876,385)

OPERATING INCOME	607,612	363,116	98,415

NON-OPERATING INCOME (EXPENSES)
Interest income	3,579	5,951	13,900
Interest expenses, net of capitalized interest	(229,582)	(223,567)	(118,330)
Amortization of deferred financing costs	(26,182)	(48,345)	(38,511)
Loan commitment and other finance fees	(6,079)	(7,451)	(7,328)
Foreign exchange gains (losses), net	12,783	7,356	(2,156)
Other income, net	5,282	3,572	2,317
Loss on extinguishment of debt	(49,337)	(17,435)	(481)
Costs associated with debt modification	(2,793)	(8,101)	(7,603)

Total non-operating expenses, net	(292,329)	(288,020)	(158,192)

INCOME (LOSS) BEFORE INCOME TAX	315,283	75,096	(59,777)
INCOME TAX CREDIT (EXPENSE)	10	(8,178)	(1,031)

NET INCOME (LOSS)	315,293	66,918	(60,808)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	31,709	108,988	166,555

NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED	$347,002	$175,906	$105,747

MELCO RESORTS & ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS - continued

(In thousands of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2017	2016	2015
NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.236	$0.116	$0.065

Diluted	$0.235	$0.115	$0.065

WEIGHTED AVERAGE SHARES OUTSTANDING USED IN NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,467,653,209	1,516,714,277	1,617,263,041

Diluted	1,479,342,209	1,525,284,272	1,627,108,770

The accompanying notes are an integral part of the consolidated financial statements.

MELCO RESORTS & ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars)

	Year Ended December 31,
	2017	2016	2015
Net income (loss)	$315,293	$66,918	$(60,808)
Other comprehensive (loss) income:
Foreign currency translation adjustments, before and after tax	(746)	(5,803)	(9,376)
Changes in fair values of interest rate swap agreements, before and after tax	—	61	(42)
Unrealized loss on investment securities, before and after tax	(1,150)	—	—

Other comprehensive loss	(1,896)	(5,742)	(9,418)

Total comprehensive income (loss)	313,397	61,176	(70,226)
Comprehensive loss attributable to noncontrolling interests	31,763	111,896	171,188

Comprehensive income attributable to Melco Resorts & Entertainment Limited	$345,160	$173,072	$100,962

The accompanying notes are an integral part of the consolidated financial statements.

MELCO RESORTS & ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands of U.S. dollars, except share and per share data)

	Melco Resorts & Entertainment Limited Shareholders’ Equity
	Ordinary Shares		Treasury Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Losses	Retained Earnings (Accumulated losses)	Noncontrolling Interests	Total Equity

	Shares	Amount	Shares	Amount
BALANCE AT JANUARY 1, 2015	1,633,701,920	$16,337	(17,684,386)	$(33,167)	$3,092,943	$(17,149)	$1,227,177	$755,529	$5,041,670
Net income (loss) for the year	—	—	—	—	—	—	105,747	(166,555)	(60,808)
Foreign currency translation adjustment	—	—	—	—	—	(4,767)	—	(4,609)	(9,376)
Change in fair value of interest rate swap agreements	—	—	—	—	—	(18)	—	(24)	(42)
Share-based compensation	—	—	—	—	18,640	—	—	2,210	20,850
Transfer of shares purchased under trust arrangement for restricted shares vested	—	—	466,203	3,732	(3,732)	—	—	—	—
Retirement of shares	(3,717,816)	(37)	3,717,816	29,154	(29,117)	—	—	—	—
Shares issued for future vesting of restricted shares and exercise of share options	940,419	9	(940,419)	(9)	—	—	—	—	—
Issuance of shares for restricted shares vested	—	—	136,809	1	(1)	—	—	—	—
Exercise of share options	—	—	1,368,747	14	2,401	—	—	—	2,415
Transfer of property and equipment between subsidiaries	—	—	—	—	3,433	—	—	(3,433)	—
Changes in shareholdings of the Philippine subsidiaries	—	—	—	—	(9,108)	—	—	9,108	—
Dividends declared ($0.0389 per share)	—	—	—	—	—	—	(62,850)	—	(62,850)

BALANCE AT DECEMBER 31, 2015	1,630,924,523	16,309	(12,935,230)	(275)	3,075,459	(21,934)	1,270,074	592,226	4,931,859
Net income for the year	—	—	—	—	—	—	175,906	(108,988)	66,918
Foreign currency translation adjustment	—	—	—	—	—	(2,871)	—	(2,932)	(5,803)
Change in fair value of interest rate swap agreements	—	—	—	—	—	37	—	24	61
Share-based compensation	—	—	—	—	17,900	—	—	579	18,479
Transfer of shares purchased under trust arrangement for restricted shares vested	—	—	18,213	146	(146)	—	—	—	—
Retirement of repurchased shares	(155,000,000)	(1,550)	—	—	(203,496)	—	(598,125)	—	(803,171)
Issuance of shares for restricted shares vested	—	—	303,318	3	(3)	—	—	—	—
Exercise of share options	—	—	1,789,929	18	3,236	—	—	—	3,254
Transfer of property and equipment between subsidiaries	—	—	—	—	55	—	—	(55)	—
Changes in shareholdings of the Philippine subsidiaries	—	—	—	—	(1,304)	—	—	(1,310)	(2,614)
Dividends declared ($0.2408 per share)	—	—	—	—	(108,639)	—	(276,930)	—	(385,569)

BALANCE AT DECEMBER 31, 2016	1,475,924,523	14,759	(10,823,770)	(108)	2,783,062	(24,768)	570,925	479,544	3,823,414

Net income for the year	—	—	—	—	—	—	347,002	(31,709)	315,293
Foreign currency translation adjustment	—	—	—	—	—	(692)	—	(54)	(746)
Unrealized loss on investment securities	—	—	—	—	—	(1,150)	—	—	(1,150)
Share-based compensation	—	—	—	—	17,164	—	—	141	17,305
Shares issued	165,303,543	1,653	—	—	1,161,533	—	—	—	1,163,186
Retirement of repurchased shares	(165,303,544)	(1,653)	—	—	(204,533)	—	(957,000)	—	(1,163,186)
Shares issued for future vesting of restricted shares and exercise of share options	2,504,721	25	(2,504,721)	(25)	—	—	—	—	—
Issuance of shares for restricted shares vested	—	—	950,320	9	(9)	—	—	—	—
Exercise of share options	—	—	3,363,159	34	2,622	—	—	—	2,656
Changes in shareholdings of the Philippine subsidiaries	—	—	—	—	29	—	—	143	172
Dividends declared ($0.5604 per share)	—	—	—	—	(88,063)	—	(733,265)	—	(821,328)

BALANCE AT DECEMBER 31, 2017	1,478,429,243	$14,784	(9,015,012)	$(90)	$3,671,805	$(26,610)	$(772,338)	$448,065	$3,335,616

The accompanying notes are an integral part of the consolidated financial statements.

MELCO RESORTS & ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year Ended December 31,
	2017	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$315,293	$66,918	$(60,808)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	540,575	552,272	470,634
Amortization of deferred financing costs	26,182	48,345	38,511
Amortization of premium on senior notes payable	(160)	—	—
Interest accretion on capital lease obligations	6,878	9,449	16,137
Net loss (gain) on disposal of property and equipment	5,409	(8,509)	474
Impairment loss recognized on property and equipment	23,197	3,245	—
(Credit) provision for doubtful debts	(2,028)	67,838	39,341
Provision for input value-added tax	2,813	5,459	30,254
Loss on extinguishment of debt	49,337	17,435	481
Costs associated with debt modification	2,793	8,101	7,603
Share-based compensation	17,305	18,487	20,827
Changes in operating assets and liabilities:
Accounts receivable	54,903	(18,339)	(56,172)
Inventories and prepaid expenses and other	(2,076)	(6,006)	(16,870)
Long-term prepayments, deposits and other assets	(49,370)	(22,087)	(23,927)
Accounts payable and accrued expenses and other	181,661	448,339	9,228
Other long-term liabilities	(10,212)	(32,808)	46,318

Net cash provided by operating activities	1,162,500	1,158,139	522,031

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for capitalized construction costs	(329,275)	(368,616)	(1,043,334)
Payments for acquisition of property and equipment	(157,075)	(131,592)	(248,038)
Payments for investment securities	(91,024)	—	—
Placement of bank deposits with original maturities over three months	(62,591)	(260,197)	(1,034,173)
Deposits for acquisition of property and equipment	(16,405)	(4,212)	(28,840)
Advance payments for construction costs	(12,234)	(31,586)	(19,739)
Insurance proceeds received for damaged property and equipment	108	—	—
Proceeds from sale of property and equipment	932	28,906	295
Withdrawals of bank deposits with original maturities over three months	263,547	774,093	420,053
Payments for land use rights	—	(3,788)	(31,678)
Payments for entertainment production costs and security deposit	—	(33)	(4,489)
Escrow funds refundable to the Philippine Parties	—	—	24,643

Net cash (used in) provided by investing activities	$(404,017)	$2,975	$(1,965,300)

MELCO RESORTS & ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands of U.S. dollars)

	Year Ended December 31,
	2017	2016	2015
CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments on long-term debt	$(896,276)	$(124,286)	$(70,205)
Dividends paid	(821,328)	(385,569)	(62,850)
Payments of deferred financing costs	(34,552)	(27,284)	(49,877)
Principal payments on capital lease obligations	(120)	(47)	(146)
Proceeds from exercise of share options	3,610	3,254	5,092
Proceeds from long-term debt	702,625	—	148,298
Repurchase of shares for retirement	—	(803,171)	—
Purchase of shares of a subsidiary	—	(2,614)	—

Net cash used in financing activities	(1,046,041)	(1,339,717)	(29,688)

EFFECT OF FOREIGN EXCHANGE ON CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(281)	(7,949)	(13,137)

NET DECREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(287,839)	(186,552)	(1,486,094)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	1,741,592	1,928,144	3,414,238

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF YEAR	$1,453,753	$1,741,592	$1,928,144

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest, net of amounts capitalized	$(239,780)	$(209,697)	$(106,984)
Cash paid for income taxes, net of refunds	(6,537)	(3,414)	(7,010)
NON-CASH INVESTING AND FINANCING ACTIVITIES
Change in accrued expenses and other current liabilities and other long-term liabilities related to construction costs	62,714	27,794	89,068
Change in accrued expenses and other current liabilities and other long-term liabilities related to property and equipment	34,147	48,801	65,678
Change in amounts due to affiliated companies related to construction costs	10,847	—	—
Deferred financing costs included in accrued expenses and other current liabilities	26	3,180	8,254
Consideration of sale of property and equipment offset by escrow funds refundable to the Philippine Parties	—	24,644	—

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH TO THE CONSOLIDATED BALANCE SHEETS

	December 31,
	2017	2016
Cash and cash equivalents	$1,408,211	$1,702,310
Current portion of restricted cash	45,412	39,152
Non-current portion of restricted cash	130	130

Total cash, cash equivalents and restricted cash	$1,453,753	$1,741,592

The accompanying notes are an integral part of the consolidated financial statements.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

1.	COMPANY INFORMATION

Melco Resorts & Entertainment Limited (the “Company”) was incorporated in the Cayman Islands, with its American depositary shares (“ADS”) listed on the NASDAQ Global Select Market in the United States of America. Effective March 29, 2017, the Company changed its name from Melco Crown Entertainment Limited to Melco Resorts & Entertainment Limited. In conjunction with the name change, the Company also changed its NASDAQ ticker symbol from “MPEL” to “MLCO” on April 6, 2017.

The Company together with its subsidiaries (collectively referred to as the “Group”) is a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia. The Group currently operates Altira Macau, a casino hotel located at Taipa, the Macau Special Administrative Region of the People’s Republic of China (“Macau”), City of Dreams, an integrated urban casino resort located at Cotai, Macau and Taipa Square Casino, a casino located at Taipa, Macau. The Group’s business also includes the Mocha Clubs, which comprise the non-casino based operations of electronic gaming machines in Macau. The Group also majority owns and operates Studio City, a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau, which commenced operations on October 27, 2015. In the Philippines, Melco Resorts and Entertainment (Philippines) Corporation (formerly known as Melco Crown (Philippines) Resorts Corporation) (“MRP”), a majority-owned subsidiary of the Company whose common shares are listed on The Philippine Stock Exchange, Inc. (the “PSE”) under the stock code of “MRP”, through MRP’s subsidiary, Melco Resorts Leisure (PHP) Corporation (formerly known as MCE Leisure (Philippines) Corporation) (“Melco Resorts Leisure”), currently operates and manages City of Dreams Manila, a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila.

As of December 31, 2017 and 2016, Melco International Development Limited (“Melco International”), a company listed in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”), is the single largest shareholder of the Company due to the completion of the share repurchase by the Company from a subsidiary of Crown Resorts Limited (“Crown”), an Australian-listed corporation and the then major shareholder of the Company, followed by the cancellation of such shares with certain changes in the composition of the Board of Directors in May 2016.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation and Principles of Consolidation

The consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”).

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.

Effective January 1, 2018, the Group adopted the accounting standards update on the classification and presentation of restricted cash in the statement of cash flows, using the retrospective method, and the updated classification and presentation are reflected for the years presented in the consolidated statements of cash flows. Details of the adoption of this guidance are disclosed in Note 2(ab)(v).

(b)	Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. These estimates and judgments are based on historical information, information that is currently available to the Group and on various other assumptions that the Group believes to be reasonable under the circumstances. Accordingly, actual results could differ from those estimates.

MELCO RESORTS & ENTERTAINMENT LIMITED

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(In thousands of U.S. dollars, except share and per share data)

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(c)	Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. The Group estimated the fair values using appropriate valuation methodologies and market information available as of the balance sheet date.

(d)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with original maturities of three months or less.

Cash equivalents are placed with financial institutions with high-credit ratings and quality.

(e)	Investment Securities

Investment securities consist of investments in mutual funds that mainly invest in bonds and fixed interest securities. The investment securities are considered as marketable equity securities and are accounted for as available-for-sale investments. Management determines the appropriate classification of its investment securities at the time of purchase and reevaluates the classifications at each balance sheet date. Investment securities are classified as either short-term or long-term based on the nature of each security and its availability for use in current operations. Investment securities are carried at fair value, with unrealized gains and losses, net of taxes, reported in other comprehensive income (loss), with the exception of unrealized losses believed to be other-than-temporary which are recorded in the consolidated statements of operations.

(f)	Restricted Cash

The current portion of restricted cash represents cash deposited into bank accounts which are restricted as to withdrawal and use and the Group expects those funds will be released or utilized in accordance with the terms of the respective agreements within the next twelve months, while the non-current portion of restricted cash represents those funds that will not be released or utilized within the next twelve months. Restricted cash mainly consists of i) bank accounts that are restricted for withdrawal and for payment of project costs or debt servicing associated with borrowings under respective senior notes, a senior secured credit facility and other associated agreements; and ii) collateral bank accounts associated with borrowings under credit facilities.

(g)	Accounts Receivable and Credit Risk

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of casino receivables. The Group issues credit in the form of markers to approved casino customers following investigations of creditworthiness including to its gaming promoters in Macau and the Philippines, which receivable can be offset against commissions payable and any other value items held by the Group to the respective customer and for which the Group intends to set off when required. As of December 31, 2017 and 2016, a substantial portion of the Group’s markers were due from customers and gaming promoters residing in foreign countries. Business or economic conditions, the legal enforceability of gaming debts, or other significant events in foreign countries could affect the collectability of receivables from customers and gaming promoters residing in these countries.

Accounts receivable, including casino, hotel and other receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems it is probable the receivables are uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful debts is maintained to reduce the Group’s receivables to their carrying amounts, which approximate fair values. The allowance is estimated based on specific reviews of customer accounts as well as management’s experience with collection trends in the casino industry and current economic and business conditions. Management believes that as of December 31, 2017 and 2016, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

MELCO RESORTS & ENTERTAINMENT LIMITED

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(In thousands of U.S. dollars, except share and per share data)

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(h)	Inventories

Inventories consist of retail merchandise, food and beverage items and certain operating supplies. As disclosed in Note 2(ab), with effect from January 1, 2017, inventories are stated at the lower of cost or net realizable value. Cost is calculated using the first-in, first-out, weighted average and specific identification methods.

(i)	Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization, and impairment losses, if any. Gains or losses on dispositions of property and equipment are included in the consolidated statements of operations. Major additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

During the construction and development stage of the Group’s casino gaming and entertainment casino resort facilities, direct and incremental costs related to the design and construction, including costs under the construction contracts, duties and tariffs, equipment installation, shipping costs, payroll and payroll-benefit related costs, applicable portions of interest and amortization of deferred financing costs, are capitalized in property and equipment. The capitalization of such costs begins when the construction and development of a project starts and ceases once the construction is substantially completed or development activity is suspended for more than a brief period.

Depreciation and amortization expense related to capitalized construction costs and other property and equipment is recognized from the time each asset is placed in service. This may occur at different stages as casino gaming and entertainment casino resort facilities are completed and opened.

Property and equipment are depreciated and amortized on a straight-line basis over the asset’s estimated useful life. Estimated useful lives are as follows:

Buildings	4 to 40 years
Transportation	5 to 10 years
Leasehold improvements	3 to 10 years or over the lease term, whichever is shorter
Furniture, fixtures and equipment	2 to 15 years
Plant and gaming machinery	3 to 5 years

The remaining estimated useful lives of the property and equipment are periodically reviewed. For the review of estimated useful lives of buildings of Altira Macau and City of Dreams, the Group considered factors such as the business and operating environment of the gaming industry in Macau, laws and regulations in Macau and the Group’s anticipated usage of the buildings. As a result, effective from October 1, 2015, the estimated useful lives of certain buildings assets of Altira Macau and City of Dreams have been extended in order to reflect the estimated periods during which the buildings are expected to remain in service. The estimated useful lives of certain buildings assets of Altira Macau and City of Dreams were changed from 25 years to 40 years from the date the buildings were placed in service. The changes in estimated useful lives of these buildings assets have resulted in a reduction in depreciation of $5,827, an increase in net income attributable to Melco Resorts & Entertainment Limited of $5,827 and an increase in basic and diluted earnings per share of $0.004 for the year ended December 31, 2015.

MELCO RESORTS & ENTERTAINMENT LIMITED

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(In thousands of U.S. dollars, except share and per share data)

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(j)	Capitalized Interest and Amortization of Deferred Financing Costs

Interest and amortization of deferred financing costs associated with major development and construction projects is capitalized and included in the cost of the project. The capitalization of interest and amortization of deferred financing costs cease when the project is substantially completed or the development activity is suspended for more than a brief period. The amount to be capitalized is determined by applying the weighted average interest rate of the Group’s outstanding borrowings to the average amount of accumulated qualifying capital expenditures for assets under construction during the year. Total interest expenses incurred amounted to $267,065, $252,600 and $253,168, of which $37,483, $29,033 and $134,838 were capitalized during the years ended December 31, 2017, 2016 and 2015, respectively. Amortization of deferred financing costs of $26,182, $48,345 and $38,511, net of amortization capitalized of nil, nil and $5,458, were recorded during the years ended December 31, 2017, 2016 and 2015, respectively.

(k)	Gaming Subconcession

The deemed cost of gaming subconcession is capitalized based on the fair value of the gaming subconcession agreement as of the date of acquisition of Melco Resorts (Macau) Limited (formerly known as Melco Crown (Macau) Limited) (“Melco Resorts Macau”), a subsidiary of the Company and the holder of the gaming subconcession in Macau, in 2006, and amortized using the straight-line method over the term of agreement which is due to expire in June 2022.

(l)	Goodwill and Intangible Assets

Goodwill represents the excess of acquisition cost over the fair value of tangible and identifiable intangible net assets of any business acquired. Goodwill is not amortized, but is tested for impairment at the reporting unit level on an annual basis, and between annual tests when circumstances indicate that the carrying value of goodwill may not be recoverable.

Intangible assets other than goodwill are amortized over their useful lives unless their lives are determined to be indefinite in which case they are not amortized. Intangible assets are carried at cost, less accumulated amortization. The Group’s finite-lived intangible asset consists of the gaming subconcession. Finite-lived intangible assets are amortized over the shorter of their contractual terms or estimated useful lives. The Group’s intangible assets with indefinite lives represent Mocha Clubs trademarks, which are tested for impairment on an annual basis or when circumstances indicate that the carrying value of the intangible assets may not be recoverable.

When performing the impairment analysis for goodwill and intangible assets with indefinite lives, the Group may first perform a qualitative assessment to determine whether it is more likely than not that the asset is impaired. If it is determined that it is more likely than not that the asset is impaired after assessing the qualitative factors, the Group then performs a quantitative impairment test that consists of a comparison of the implied fair value of goodwill and the fair values of the intangible assets with indefinite lives with their carrying amounts. An impairment loss is recognized in an amount equal to the excess of the carrying amount over the implied fair value for goodwill or the excess of the carrying amounts over the fair values of the intangible assets with indefinite lives.

MELCO RESORTS & ENTERTAINMENT LIMITED

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(In thousands of U.S. dollars, except share and per share data)

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(m)	Impairment of Long-lived Assets (Other Than Goodwill)

The Group evaluates the long-lived assets with finite lives to be held and used for impairment whenever indicators of impairment exist. The Group then compares the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then an impairment charge is recorded based on the fair value of the asset, typically measured using a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs.

During the years ended December 31, 2017, 2016 and 2015, impairment losses of $23,197, $3,245 and nil were recognized mainly due to reconfigurations and renovations at the Group’s operating properties and included in the consolidated statements of operations.

(n)	Deferred Financing Costs

Direct and incremental costs incurred in obtaining loans or in connection with the issuance of long-term debt are capitalized and amortized over the terms of the related debt agreements using the effective interest method. Deferred financing costs incurred in connection with the issuance of the revolving credit facilities are included in long-term prepayments, deposits and other assets in the consolidated balance sheets. All other deferred financing costs are presented as a direct reduction of long-term debt in the consolidated balance sheets.

(o)	Land Use Rights

Land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated term of the land use rights.

Each land concession contract in Macau has an initial term of 25 years and is renewable for further consecutive periods of 10 years, subject to applicable legislation in Macau. The land use rights were originally amortized over the initial term of 25 years, in which the expiry dates of the land use rights of Altira Macau, City of Dreams and Studio City are March 2031, August 2033 and October 2026, respectively. The estimated term of the land use rights are periodically reviewed. For the review of such estimated term of the land use rights under the applicable land concession contracts, the Group considered factors such as the business and operating environment of the gaming industry in Macau, laws and regulations in Macau and the Group’s development plans. As a result, effective from October 1, 2015, the estimated term of the land use rights under the land concession contracts for Altira Macau, City of Dreams and Studio City, in accordance with the relevant accounting standards, have been extended to April 2047, May 2049 and October 2055, respectively which aligned with the estimated useful lives of certain buildings assets of 40 years as disclosed in Note 2(i). The changes in estimated term of the land use rights under the applicable land concession contracts have resulted in a reduction in amortization of land use rights of $10,413, an increase in net income attributable to Melco Resorts & Entertainment Limited of $6,763 and an increase in basic and diluted earnings per share of $0.004 for the year ended December 31, 2015.

(p)	Revenue Recognition and Promotional Allowances

The Group recognizes revenue at the time persuasive evidence of an arrangement exists, the service is provided or the retail goods are sold, prices are fixed or determinable and collection is reasonably assured.

Casino revenues are measured by the aggregate net difference between gaming wins and losses less accruals for the anticipated payouts of progressive slot jackpots. Funds deposited by customers in advance and chips in the customers’ possession are recognized as a liability before gaming play occurs.

MELCO RESORTS & ENTERTAINMENT LIMITED

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(In thousands of U.S. dollars, except share and per share data)

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(p)	Revenue Recognition and Promotional Allowances - continued

The Group follows the accounting standards for reporting revenue gross as a principal versus net as an agent, when accounting for operations of certain hotels and Taipa Square Casino. For the operations of certain hotels, the Group is the owner of the hotel properties, and the hotel managers operate the hotels under management agreements providing management services to the Group, and the Group receives all rewards and takes substantial risks associated with the hotels’ business; it is the principal and the transactions are, therefore, recognized on a gross basis. For the operations of Taipa Square Casino, given the Group operates the casino under a right to use agreement with the owner of the casino premises and has full responsibility for the casino operations in accordance with its gaming subconcession, it is the principal and casino revenue is, therefore, recognized on a gross basis.

Rooms, food and beverage, entertainment, retail and other revenues are recognized when services are provided or retail goods are sold. Advance deposits on rooms and advance ticket sales are recorded as customer deposits until services are provided to the customer. Minimum operating and right to use fees, adjusted for contractual base fees and operating fees escalations, are included in entertainment, retail and other revenues and are recognized on a straight-line basis over the terms of the related agreements.

Revenues are recognized net of certain sales incentives which are required to be recorded as reductions of revenue. Consequently, the Group’s casino revenues are reduced by discounts, commissions and points from customer loyalty programs, such as player’s club loyalty program.

The retail values of rooms, food and beverage, entertainment, retail and other services furnished to guests without charge are included in gross revenues and then deducted as promotional allowances. The estimated cost of providing such promotional allowances for the years ended December 31, 2017, 2016 and 2015 is reclassified from rooms costs, food and beverage costs, entertainment, retail and other services costs and is included in casino expenses as follows:

	Year Ended December 31,
	2017	2016	2015
Rooms	$30,429	$30,865	$24,625
Food and beverage	85,715	79,719	64,676
Entertainment, retail and other	12,125	16,057	9,365

	$128,269	$126,641	$98,666

(q)	Point-loyalty Programs

The Group operates different loyalty programs in certain of its properties to encourage repeat business mainly from loyal slot machine customers and table games patrons. Members earn points primarily based on gaming activity and such points can be redeemed for free play and other free goods and services. The Group accrues for loyalty program points expected to be redeemed for cash and free play as a reduction to gaming revenue and accrues for loyalty program points expected to be redeemed for free goods and services as casino expense. The accruals are based on management’s estimates and assumptions regarding the estimated costs of providing those benefits, age and history with expiration of unused points resulting in a reduction of the accruals.

(r)	Gaming Taxes and License Fees

The Group is subject to taxes and license fees based on gross gaming revenue and other metrics in the jurisdictions in which it operates, subject to applicable jurisdictional adjustments. The gaming taxes and the majority of the license fees are determined from an assessment of the Group’s gaming revenue and are recognized as casino expense in the accompanying consolidated statements of operations. These taxes and license fees totaled $2,222,498, $1,826,061 and $1,717,805 for the years ended December 31, 2017, 2016 and 2015, respectively.

MELCO RESORTS & ENTERTAINMENT LIMITED

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(In thousands of U.S. dollars, except share and per share data)

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(s)	Pre-opening Costs

Pre-opening costs represent personnel, marketing and other costs incurred prior to the opening of new or start-up operations and are expensed as incurred. During the years ended December 31, 2017, 2016 and 2015, the Group incurred pre-opening costs primarily in connection with the development of further expansions to City of Dreams, Studio City and City of Dreams Manila. The Group also incurs pre-opening costs on other one-off activities related to the marketing of new facilities and operations.

(t)	Development Costs

Development costs include the costs associated with the Group’s evaluation and pursuit of new business opportunities, which are expensed as incurred.

(u)	Advertising and Promotional Costs

The Group expenses advertising and promotional costs the first time the advertising takes place or as incurred. Advertising and promotional costs included in the accompanying consolidated statements of operations were $87,773, $83,068 and $107,383 for the years ended December 31, 2017, 2016 and 2015, respectively.

(v)	Foreign Currency Transactions and Translations

All transactions in currencies other than functional currencies of the Company during the year are remeasured at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are remeasured at the exchange rates existing on that date. Exchange differences are recorded in the consolidated statements of operations.

The functional currencies of the Company and its major subsidiaries are the United States dollar (“$” or “US$”), the Hong Kong dollar (“HK$”), the Macau Pataca (“MOP”) or the Philippine Peso (“PHP”), respectively. All assets and liabilities are translated at the rates of exchange prevailing at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of subsidiaries’ financial statements are recorded as a component of comprehensive income (loss).

(w)	Share-based Compensation Expenses

The Group measures the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award and recognizes that cost over the service period. Compensation is attributed to the periods of associated service and such expense is being recognized on the straight-line basis over the vesting period of the awards. As disclosed in Note 2(ab), with effect from January 1, 2017, forfeitures are recognized when they occur.

Further information on the Group’s share-based compensation arrangements is included in Note 16.

(x)	Income Tax

The Group is subject to income taxes in Hong Kong, Macau, the Philippines and other jurisdictions where it operates.

Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

MELCO RESORTS & ENTERTAINMENT LIMITED

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(In thousands of U.S. dollars, except share and per share data)

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(x)	Income Tax - continued

The Group’s income tax returns are subject to examination by tax authorities in the jurisdictions where it operates. The Group assesses potentially unfavorable outcomes of such examinations based on accounting standards for uncertain income taxes. These accounting standards utilize a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be, based on the technical merits of position, sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely, based on cumulative probability.

(y)	Net Income Attributable to Melco Resorts & Entertainment Limited Per Share

Basic net income attributable to Melco Resorts & Entertainment Limited per share is calculated by dividing the net income attributable to Melco Resorts & Entertainment Limited by the weighted average number of ordinary shares outstanding during the year.

Diluted net income attributable to Melco Resorts & Entertainment Limited per share is calculated by dividing the net income attributable to Melco Resorts & Entertainment Limited by the weighted average number of ordinary shares outstanding during the year adjusted to include the potentially dilutive effect of outstanding share-based awards.

The weighted average number of ordinary and ordinary equivalent shares used in the calculation of basic and diluted net income attributable to Melco Resorts & Entertainment Limited per share consisted of the following:

	Year Ended December 31,
	2017	2016	2015
Weighted average number of ordinary shares outstanding used in the calculation of basic net income attributable to Melco Resorts & Entertainment Limited per share	1,467,653,209	1,516,714,277	1,617,263,041
Incremental weighted average number of ordinary shares from assumed vesting of restricted shares and exercise of share options using the treasury stock method	11,689,000	8,569,995	9,845,729

Weighted average number of ordinary shares outstanding used in the calculation of diluted net income attributable to Melco Resorts & Entertainment Limited per share	1,479,342,209	1,525,284,272	1,627,108,770

Anti-dilutive share options and restricted shares excluded from the calculation of diluted net income attributable to Melco Resorts & Entertainment Limited per share	6,624,345	9,500,248	5,016,735

MELCO RESORTS & ENTERTAINMENT LIMITED

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(z)	Accounting for Derivative Instruments and Hedging Activities

The Group uses derivative financial instruments such as floating-for-fixed interest rate swap agreements to manage its risks associated with interest rate fluctuations in accordance with lenders’ requirements under the Group’s Studio City Project Facility (as defined in Note 11). All derivative instruments are recognized in the consolidated financial statements at fair value at the balance sheet date. Any changes in fair value are recorded in the consolidated statements of operations or comprehensive income, depending on whether the derivative is designated and qualifies for hedge accounting, the type of hedge transaction and the effectiveness of the hedge. The estimated fair values of interest rate swap agreements are based on a standard valuation model that projects future cash flows and discounts those future cash flows to a present value using market-based observable inputs such as interest rate yields. All outstanding interest rate swap agreements expired during the year ended December 31, 2016. Further information on the Group’s interest rate swap agreements is included in Note 11.

(aa)	Comprehensive Income (Loss) and Accumulated Other Comprehensive Losses

Comprehensive income (loss) includes net income (loss), foreign currency translation adjustments, changes in fair values of interest rate swap agreements and unrealized loss on investment securities and is reported in the consolidated statements of comprehensive income.

As of December 31, 2017 and 2016, the Group’s accumulated other comprehensive losses consisted of the following components, net of tax and noncontrolling interests:

	December 31,
	2017	2016
Foreign currency translation adjustments	$25,460	$24,768
Unrealized loss on investment securities	1,150	—

	$26,610	$24,768

(ab)	Recent Changes in Accounting Standards

Newly Adopted Accounting Pronouncements:

(i)

In July 2015, the Financial Accounting Standards Board (“FASB”) issued an accounting standards update, which changed the measurement principle for inventories that is measured using other than last-in, first-out or the retail inventory method from the lower of cost or market to the lower of cost and net realizable value. Net realizable value is defined by FASB as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The guidance was effective as of January 1, 2017 and the Group adopted this new guidance on a prospective basis. The adoption of this guidance did not have a material impact on the Group’s consolidated financial statements.

(ii)

In November 2015, the FASB issued an accounting standards update which simplified balance sheet classification of deferred taxes. The guidance required that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as non-current. The guidance was effective as of January 1, 2017 and the Group adopted this new guidance on a prospective basis, which impacts the classification of deferred tax assets and liabilities on any balance sheet that reports the Group’s consolidated financial position for any date after December 31, 2016. Consolidated balance sheets for prior periods have not been adjusted. The adoption of this new guidance did not have any impact on the Group’s results of operations or cashflows.

MELCO RESORTS & ENTERTAINMENT LIMITED

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(ab)	Recent Changes in Accounting Standards - continued

Newly Adopted Accounting Pronouncements: - continued

(iii)

In March 2016, the FASB issued an accounting standards update which simplified several aspects of the accounting for employee share-based payments, including income tax consequences, classification of awards as either equity or liabilities, classification on the statement of cash flow and electing an accounting policy to either estimate the number of forfeitures or account for forfeitures when they occur. The Group adopted this guidance effective January 1, 2017 and elected to account for forfeitures as they occur, rather than estimate expected forfeiture. This change in accounting policy was adopted on a modified retrospective basis, and no material cumulative effect adjustment to retained earnings was resulted.

(iv)

In August 2016, the FASB issued an accounting standards update which amended the guidance on the classification of certain cash receipts and payments in the statement of cash flows. The guidance was effective as of January 1, 2018 and the Group adopted this new guidance on a retrospective basis. The adoption of this guidance did not have a material impact on the Group’s consolidated financial statements.

(v)

In November 2016, the FASB issued an accounting standards update which amended and clarified the guidance on the classification and presentation of restricted cash in the statement of cash flows. The guidance required that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, restricted cash and restricted cash equivalents. Accordingly, restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The guidance was effective as of January 1, 2018 and the Group adopted this new guidance on a retrospective basis. The adoption of this guidance impacted the presentation and classification of restricted cash in the Group’s consolidated statements of cash flows. For the years ended December 31, 2017, 2016 and 2015, substantially all of the changes in restricted cash of $6,260, $277,836 and $1,499,465, respectively, were previously reported within net cash (used in) provided by investing activities in the consolidated statements of cash flows.

Recent Accounting Pronouncements Not Yet Adopted:

(vi)

In May 2014, the FASB issued an accounting standards update which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principal of this new revenue recognition model is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration which the entity expects to be entitled in exchange for those goods or services. This update also requires enhanced disclosures regarding the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. In August 2015, the FASB issued an accounting standards update which defers the effective date of the new revenue recognition accounting guidance by one year, to interim and fiscal years beginning after December 15, 2017, and early adoption is permitted for interim and fiscal years beginning after December 15, 2016. From March 2016 through December 2016, the FASB issued accounting standards updates which amend and further clarify the new revenue guidance such as reporting revenue as a principal versus agent, identifying performance obligations, accounting for intellectual property licenses, assessing collectability and presentation of sales taxes. These accounting standards updates are collectively referred to herein as the “New Revenue Standards”.

MELCO RESORTS & ENTERTAINMENT LIMITED

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(In thousands of U.S. dollars, except share and per share data)

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(ab)	Recent Changes in Accounting Standards - continued

Recent Accounting Pronouncements Not Yet Adopted: - continued

(vi)

The Group has adopted the New Revenue Standards using the modified retrospective method, recognizing the cumulative effect of initially applying the guidance at the date of initial application on January 1, 2018. The most significant impacts of the adoption of the New Revenue Standards are as follows:

•

The New Revenue Standards will change the presentation of, and accounting for, goods and services furnished to guests without charge that are currently included in gross revenues and deducted as promotional allowances in the accompanying consolidated statements of operations. Under the New Revenue Standards, promotional allowances will be netted against casino revenues in primarily all cases. The promotional allowances are measured based on stand-alone selling prices. These changes will primarily result in a decrease in casino revenues and the elimination of the promotional allowances line item in future filings. Additionally, the estimated cost of providing the promotional allowances will no longer be included in casino expenses but, instead will be included in the respective expense categories.

•

A portion of commissions paid to gaming promoters, representing the estimated incentives that were returned to customers, are currently reported as a reduction in revenue, with the balance of commissions expense reflected as a casino expense. As a result of the adoption of the New Revenue Standards, all commissions paid to gaming promoters will be reflected as a reduction in casino revenue. This change will primarily result in a decrease in casino expense and a corresponding decrease in casino revenue.

•

The manner of assigning value to accrued customer benefits related to the non-discretionary incentives (including the point-loyalty programs) will be changed upon the adoption of the New Revenue Standards. The estimated liability for unredeemed non-discretionary incentives are currently accrued based on the estimated costs of providing such benefits and expected redemption rates. Under the New Revenue Standards, non-discretionary incentives represent a separate performance obligation and the resulting liability will be recorded using the stand-alone selling prices of such benefits less estimated breakage and will be offset against casino revenue. When the benefits are redeemed, revenue will be measured on the same basis and recognized in the resulting category of the goods or services provided. At the adoption date January 1, 2018, the Group expects to record an increase in the opening balance of accumulated losses by an amount not to exceed $13,100.

The Group does not anticipate any significant implementation issues from the adoption of the New Revenue Standards and is continuing its assessment of potential changes to the disclosures under the New Revenue Standards and through following the American Institute of Certified Public Accountants Revenue Recognition Task for Gaming Entities.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(ab)	Recent Changes in Accounting Standards - continued

Recent Accounting Pronouncements Not Yet Adopted: - continued

(vii)

In January 2016, the FASB issued an accounting standards update which amends certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. This guidance requires equity investments to be measured at fair value with changes in fair values recognized through net income (other than those accounted for under the equity method of accounting or those that result in consolidation of the investee). This guidance also eliminates the requirement to disclose the methods and significant assumptions used to estimate the fair values that are required to be disclosed for financial instruments measured at amortized cost on the balance sheet. Further, the guidance requires separate presentation of financial assets and financial liabilities grouped by measurement category and form of financial asset on the balance sheet or in notes to the financial statements. The guidance is effective for interim and fiscal years beginning after December 15, 2017, with early adoption permitted for certain provisions of the guidance. The guidance should be applied using the modified retrospective method, with certain exceptions. The Group is adopting the guidance on January 1, 2018. At the adoption date, the Group expects to reclassify the unrealized loss on investment securities and record an increase in the opening balance of accumulated losses of $1,150. The Group anticipates that the adoption of this guidance will primarily increase the volatility of the Group’s other income (expense), net as a result of the remeasurement of marketable equity securities at fair values.

(viii)

In February 2016, the FASB issued an accounting standards update on leases, which amends various aspects of existing accounting guidance for leases. The guidance requires all lessees to recognize a lease liability and a right-of-use asset, measured at the present value of the future minimum lease payments, at the lease commencement date. Lessor accounting remains largely unchanged under the new guidance. The guidance is effective for interim and fiscal years beginning after December 15, 2018, with early adoption permitted. In July 2018, the FASB issued an accounting standards update which provides entities with an additional transition method to adopt the new leases standard. The amendments also provide lessors with a practical expedient to not separate non-lease components from the associated lease components if certain conditions are met. The Group has adopted this guidance using the modified retrospective method, recognizing the cumulative effect of initially applying the guidance at the date of initial application on January 1, 2019. The Group has elected the package of practical expedients, which allows the Group not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any existing leases as of the adoption date. While the Group is currently assessing the quantitative impact the guidance will have on its consolidated financial statements and related disclosures, the Group expects the most significant changes will be related to the recognition of right-of-use assets and lease liabilities for operating leases on the Group’s consolidated balance sheet, with no material impact to net income or cash flows.

(ix)

In January 2017, the FASB issued an accounting standards update which eliminates step two from the goodwill impairment test and instead requires an entity to recognize an impairment charge for the amount by which the carrying value exceeds the reporting unit’s fair value, limited to the total amount of goodwill allocated to that reporting unit. This guidance is effective for interim and fiscal years beginning after December 15, 2019, with early adoption permitted. The guidance should be applied prospectively. Management is currently assessing the potential impact of adopting this guidance on the Group’s consolidated financial statements. The adoption of this guidance would only impact the Group’s consolidated financial statements in situations where an impairment of a reporting unit’s assets is determined and the measurement of the impairment charge.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

3.	INVESTMENT SECURITIES

Investment securities, solely represent investments in marketable equity securities classified as short-term, are as follows:

December 31, 2017
Cost	$90,000
Unrealized losses	(126)

Fair value	$89,874

As of December 31, 2017, the Group considered the declines in market value of its marketable equity securities to be temporary in nature and does not consider any of its investments other-than-temporarily impaired. When evaluating an investment for other-than-temporary impairment, the Group reviews factors such as the length of time and extent to which fair value has been below its cost basis, the financial condition of the issuer and any changes thereto, changes in market interest rates and the Group’s intent to sell, or whether it is more likely than not it will be required to sell the investment before recovery of the investment’s cost basis.

4.	ACCOUNTS RECEIVABLE, NET

Components of accounts receivable, net are as follows:

	December 31,
	2017	2016
Casino	$375,689	$480,227
Hotel	4,934	4,224
Other	6,918	6,918

Sub-total	387,541	491,369
Less: allowance for doubtful debts	(210,997)	(265,931)

	$176,544	$225,438

Movement in the allowance for doubtful debts were as follows:

	Year Ended December 31,
	2017	2016	2015
At beginning of year	$265,931	$210,757	$168,786
(Credit) additional provision	(4,178)	67,791	39,328
Write-offs, net of recoveries	(57,696)	(3,044)	(1,350)
Reclassified from (to) long-term receivables, net	6,940	(9,573)	3,993

At end of year	$210,997	$265,931	$210,757

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

5.	PROPERTY AND EQUIPMENT, NET

	December 31,
	2017	2016
Cost
Buildings	$5,178,450	$5,179,324
Furniture, fixtures and equipment	905,319	898,038
Leasehold improvements	829,706	755,804
Plant and gaming machinery	207,314	225,146
Transportation	97,132	87,281
Construction in progress	1,030,203	652,662

Sub-total	8,248,124	7,798,255
Less: accumulated depreciation and amortization	(2,517,364)	(2,142,432)

Property and equipment, net	$5,730,760	$5,655,823

As of December 31, 2017 and 2016, construction in progress in relation to City of Dreams, Studio City and City of Dreams Manila included interest capitalized in accordance with applicable accounting standards and other direct incidental costs capitalized which, in the aggregate, amounted to $135,200 and $88,607, respectively.

The cost and accumulated depreciation and amortization of property and equipment held under capital lease arrangements were $237,335 and $39,214 as of December 31, 2017 and $237,858 and $26,438 as of December 31, 2016, respectively. Further information of the lease arrangements is included in Note 12.

6.	GAMING SUBCONCESSION, NET

	December 31,
	2017	2016
Deemed cost	$900,000	$900,000
Less: accumulated amortization	(643,917)	(586,680)

Gaming subconcession, net	$256,083	$313,320

The Group expects that amortization of the gaming subconcession will be approximately $57,237 each year from 2018 through 2021, and approximately $27,135 in 2022.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

7.	GOODWILL AND INTANGIBLE ASSETS

Goodwill relating to Mocha Clubs, a reporting unit, and other intangible assets with indefinite useful lives, representing trademarks of Mocha Clubs, are not amortized. Goodwill and intangible assets arose from the acquisition of Mocha Slot Group Limited and its subsidiaries by the Group in 2006.

When performing the impairment analysis for goodwill and trademarks of Mocha Clubs, the Group may first perform a qualitative assessment to determine whether it is more likely than not that the asset is impaired. If the Group determines a qualitative assessment is to be performed, the Group assesses certain qualitative factors including, but not limited to, the results of the most recent quantitative impairment test, operating results and projected operating results, and macro-economic and industry conditions. If the Group elects to perform a qualitative assessment and determined that it is more likely than not that the asset is impaired after assessing the qualitative factors, the Group then performs a quantitative impairment test.

To perform a quantitative impairment test of goodwill, the Group performs an assessment that consists of a comparison of the carrying value of the reporting unit with its fair value. If the carrying value of a reporting unit exceeds its fair value, the Group would perform the second step in its assessment process and record an impairment loss to earnings to the extent the carrying amount of the reporting unit’s goodwill exceeds its implied fair value. The Group estimates the fair value of the reporting unit through internal analysis and external valuations, which utilize income and market valuation approaches through the application of capitalized earnings and discounted cash flow methods. These valuation techniques are based on a number of estimates and assumptions, including the projected future operating results of the reporting unit, discount rates, long-term growth rates and market comparables.

To perform a quantitative impairment test of the trademarks of Mocha Clubs, the Group performs an assessment that consists of a comparison of their carrying values with their fair values using the relief-from-royalty method. Under this method, the Group estimates the fair values of the trademarks through internal and external valuations, mainly based on the incremental after-tax cash flow representing the royalties that the Group is relieved from paying given we are the owner of the trademarks. These valuation techniques are based on a number of estimates and assumptions, including the projected future revenues of the trademarks, calculated using an appropriate royalty rate, discount rate and long-term growth rates.

The Group has performed annual tests for impairment of goodwill and trademarks in accordance with the accounting standards regarding goodwill and other intangible assets. As of December 31, 2017, the Group performed qualitative assessments for goodwill and trademarks and determined that it was not more likely than not that goodwill and trademarks were impaired. As of December 31, 2016 and 2015, the detailed quantitative impairment tests were performed and computed the fair value of the reporting unit was in excess of the carrying amount and fair values of the trademarks were in excess of their carrying amounts. As a result of these assessments, no impairment loss has been recognized during the years ended December 31, 2017, 2016 and 2015.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

8.	LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS

Long-term prepayments, deposits and other assets consisted of the following:

	December 31,
	2017	2016
Entertainment production costs	$76,884	$76,884
Less: accumulated amortization	(58,601)	(51,744)

Entertainment production costs, net	18,283	25,140
Deferred rent assets	54,467	32,219
Other long-term prepayments and other assets	43,415	36,240
Other deposits	27,864	15,143
Input value-added tax, net	21,005	19,392
Deferred financing costs, net	19,364	27,235
Long-term receivables, net	3,724	5,759
Advance payments for construction costs	1,523	33,783

Long-term prepayments, deposits and other assets	$189,645	$194,911

Entertainment production costs represent amounts incurred and capitalized for entertainment shows in City of Dreams. The Group amortized the entertainment production costs over 10 years or the respective estimated useful life of the entertainment show, whichever is shorter.

Advance payments for construction costs are connected with the construction and fit-out cost for City of Dreams and Studio City.

Deferred financing costs, net represent unamortized debt issuance costs related to the Group’s revolving credit facilities.

Input value-added tax, net represents the value-added tax recoverable from the tax authority in the Philippines mainly connected with the purchase of assets or services for City of Dreams Manila. During the years ended December 31, 2017, 2016 and 2015, provisions for input value-added tax expected to be non-recoverable amounting to $2,813, $5,459 and $30,254, respectively, were recognized in the accompanying consolidated statements of operations.

Long-term receivables, net represent casino receivables from casino customers where settlements are not expected within the next year. During the years ended December 31, 2017 and 2015, net amount of long-term receivables of $8,771 and $5,111 and net amount of allowance for doubtful debts of $6,940 and $3,993, respectively, were reclassified to current. During the year ended December 31, 2016, net amount of current accounts receivable of $6,128 and net amount of allowance for doubtful debts of $9,573, were reclassified to non-current. Reclassifications to current accounts receivable, net, are made when settlement of such balances are expected to occur within one year.

9.	LAND USE RIGHTS, NET

	December 31,
	2017	2016
Altira Macau (“Taipa Land”)	$146,475	$146,475
City of Dreams (“Cotai Land”)	399,578	399,578
Studio City (“Studio City Land”)	653,564	653,564

	1,199,617	1,199,617
Less: accumulated amortization	(412,118)	(389,301)

Land use rights, net	$787,499	$810,316

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2017	2016
Outstanding gaming chips and tokens	$464,613	$395,572
Customer deposits and ticket sales	423,603	259,693
Gaming tax and license fees accruals	188,521	159,802
Staff cost accruals	147,040	200,031
Construction costs payables	144,300	141,681
Operating expense and other accruals and liabilities	132,378	133,669
Property and equipment payables	45,205	41,362
Interest expenses payable	17,925	38,133

	$1,563,585	$1,369,943

11.	LONG-TERM DEBT, NET

Long-term debt, net consisted of the following:

	December 31,
	2017	2016
2015 Credit Facilities (net of unamortized deferred financing costs of $6,919 and $9,611, respectively)	$426,692	$469,116
Aircraft Term Loan	10,167	16,537
2012 Studio City Notes (net of unamortized deferred financing costs of $9,747 and $12,556, respectively)	815,253	812,444
2013 Senior Notes (net of unamortized deferred financing costs of $52,687)	—	947,313
2016 Studio City Credit Facilities	129	129
2016 7.250% SC Secured Notes (net of unamortized deferred financing costs of $13,702 and $16,596, respectively)	836,298	833,404
2016 5.875% SC Secured Notes (net of unamortized deferred financing costs of $4,580 and $6,753, respectively)	345,420	343,247
Philippine Notes (net of unamortized deferred financing costs of $808 and $3,041, respectively)	149,424	298,085
2017 Senior Notes (net of unamortized deferred financing costs and original issue premium of $25,821)	974,179	—

	3,557,562	3,720,275
Current portion of long-term debt (net of unamortized deferred financing costs of $720 and $906, respectively)	(51,032)	(50,583)

	$3,506,530	$3,669,692

Refinancing of long-term debt and amendment of credit facilities agreements

During the years ended December 31, 2017, 2016 and 2015, the Group refinanced certain of its long-term debt and amended certain credit facilities agreements. In determining whether these transactions were to be accounted for as debt extinguishment or modification, the Group considered whether creditors remained the same or changed and whether the change in debt terms was substantial. Details of each transaction are disclosed below.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT, NET - continued

2015 Credit Facilities

On June 30, 2011, Melco Resorts Macau (the “Borrower”) entered into a HK$9,362,160,000 (equivalent to $1,203,362) senior secured credit facilities agreement (the “2011 Credit Facilities”), consisted of a term loan facility of HK$6,241,440,000 (equivalent to $802,241) (the “2011 Term Loan Facility”) that was fully drawn during the year ended December 31, 2011 and a revolving credit facility of HK$3,120,720,000 (equivalent to $401,121) (the “2011 Revolving Credit Facility”) that was available until June 28, 2015, both of which were denominated in Hong Kong dollars. The borrowings under the 2011 Credit Facilities were used to refinance the Borrower’s prior senior secured credit facility. Borrowings under the 2011 Credit Facilities bore interest at Hong Kong Interbank Offered Rate (“HIBOR”) plus a margin ranging from 1.75% to 2.75% per annum as adjusted in accordance with the leverage ratio as defined in the 2011 Credit Facilities. The Borrower was obligated to pay a commitment fee on the undrawn amount of the 2011 Revolving Credit Facility throughout the availability period until June 28, 2015 and recognized loan commitment fees on the 2011 Credit Facilities of $1,385 during the year ended December 31, 2015.

On June 29, 2015, the Borrower amended and restated the 2011 Credit Facilities (the “2015 Credit Facilities”). The 2015 Credit Facilities, among other things: (i) increased the size of the then total available facilities from HK$9,362,160,000 (equivalent to $1,203,362) to HK$13,650,000,000 (equivalent to $1,750,000 based on the exchange rate on the transaction date), comprising a HK$3,900,000,000 (equivalent to $500,000 based on the exchange rate on the transaction date) term loan facility (the “2015 Term Loan Facility”) and a HK$9,750,000,000 (equivalent to $1,250,000 based on the exchange rate on the transaction date) multicurrency revolving credit facility (the “2015 Revolving Credit Facility”). In addition, the 2015 Credit Facilities provide for additional incremental facilities to be made available, upon further agreement with any of the existing lenders under the 2015 Credit Facilities or other entities, of up to $1,300,000 (the “2015 Incremental Facility”); (ii) introduced new lenders and removed certain lenders originally under the 2011 Credit Facilities; (iii) extended the repayment maturity date; and (iv) reduced and removed certain restrictions imposed by the covenants in the 2011 Credit Facilities, including but not limited to, increased flexibility to move cash within borrowing group which included the Borrower and certain subsidiaries of the Company as defined under the 2015 Credit Facilities (the “2015 Borrowing Group”), lower covenant levels and reduced reporting requirements. The Group recorded a $481 loss on extinguishment of debt and a $592 costs associated with debt modification, and capitalized $46,507 as deferred financing costs during the year ended December 31, 2015 in connection with the amendments.

The final maturity date of the 2015 Credit Facilities is: (i) June 29, 2021 in respect of the 2015 Term Loan Facility; and (ii) June 29, 2020 in respect of the 2015 Revolving Credit Facility, or if earlier, the date of repayment, prepayment or cancellation in full of the 2015 Credit Facilities. The maturity date, amount, margin, currency, form and other terms of the 2015 Incremental Facility will be further specified and agreed by the Borrower and the lenders under the 2015 Credit Facilities and additional lenders, if any, upon drawdown on the 2015 Incremental Facility. The 2015 Term Loan Facility is repayable in quarterly installments according to an amortization schedule commenced on September 29, 2016. Each loan made under the 2015 Revolving Credit Facility is repayable in full on the last day of an agreed upon interest period in respect of the loan, generally ranging from one to six months, or rolling over subject to compliance with certain covenants and satisfaction of conditions precedent. The Borrower is also subject to mandatory prepayment requirements in respect of various amounts as specified in the 2015 Credit Facilities; in the event of the disposal of all or substantially all of the business and assets of the 2015 Borrowing Group, the 2015 Credit Facilities are required to be repaid in full. In the event of a change of control, the Borrower may be required, at the election of any lender under the 2015 Credit Facilities, to repay such lender in full.

As of December 31, 2017, the 2015 Term Loan Facility had been fully drawn down with an outstanding amount of HK$3,373,500,000 (equivalent to $433,611). On June 8, 2017, part of the 2015 Revolving Credit Facility of HK$2,723,000,000 (equivalent to $350,000) was drawn down and used to partly fund Melco Resorts Finance Limited (formerly known as MCE Finance Limited) (“Melco Resorts Finance”), a subsidiary of the Company, for the redemption of the 2013 Senior Notes (as described below) on June 14, 2017. On July 3, 2017, Melco Resorts Finance completed the issuance of the Second 2017 Senior Notes at a principal amount of $350,000 (priced at 100.75%) (as described below), of which part of the net proceeds were used to repay in full the drawn 2015 Revolving Credit Facility of HK$2,723,000,000 (equivalent to $350,000) on July 10, 2017. The entire 2015 Revolving Credit Facility of HK$9,750,000,000 (equivalent to $1,250,000 based on the exchange rate on the transaction date) remains available for future drawdown as of December 31, 2017.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT, NET - continued

2015 Credit Facilities - continued

The indebtedness under the 2015 Credit Facilities is guaranteed by the 2015 Borrowing Group, which applied on and from June 29, 2015. Security for the 2015 Credit Facilities remains the same as the 2011 Credit Facilities (except that the terms of the associated security documents have been amended for consistency with the 2015 Credit Facilities), and includes: a first-priority interest in substantially all assets of the 2015 Borrowing Group, the issued share capital and equity interests and certain buildings, fixtures and equipment of the 2015 Borrowing Group and certain other excluded assets and customary security.

The 2015 Credit Facilities contain certain covenants customary for such financings including, but not limited to: the 2015 Borrowing Group’s limitations on, except as permitted under the 2015 Credit Facilities (i) incurring additional liens; (ii) incurring additional indebtedness (including guarantees); (iii) making certain investments; (iv) paying dividends and other restricted payments; (v) creating any subsidiaries; and (vi) selling assets. The 2015 Credit Facilities also contains conditions and events of default customary for such financings. The financial covenants under the 2015 Credit Facilities remain the same as the 2011 Credit Facilities, including a leverage ratio, total leverage ratio and interest cover ratio but with lower covenant levels. The first test date of the financial covenants was September 30, 2015.

There are provisions that limit certain payments of dividends and other distributions by the 2015 Borrowing Group to companies or persons who are not members of the 2015 Borrowing Group. As of December 31, 2017, there were no material net assets of the 2015 Borrowing Group restricted from being distributed under the terms of the 2015 Credit Facilities as certain financial tests and conditions are satisfied.

Borrowings under the 2015 Credit Facilities bore an initial interest for the six months from June 29, 2015 at HIBOR plus a margin of 1.75% per annum. Subsequent to that, borrowings under the 2015 Credit Facilities bear interest at HIBOR plus a margin ranging from 1.25% to 2.50% per annum as adjusted in accordance with the leverage ratio in respect of the 2015 Borrowing Group. The Borrower may select an interest period for borrowings under the 2015 Credit Facilities of one, two, three or six months or any other agreed period. The Borrower is obligated to pay a commitment fee from July 13, 2015 on the undrawn amount of the 2015 Revolving Credit Facility and recognized loan commitment fees on the 2015 Credit Facilities of $4,819, $4,800 and $3,100 during the years ended December 31, 2017, 2016 and 2015, respectively.

Aircraft Term Loan

On June 25, 2012, MCE Transportation Limited (“MCE Transportation”), a subsidiary of the Company, entered into a $43,000 term loan facility agreement to partly finance the acquisition of an aircraft (the “Aircraft Term Loan”). Principal and interest repayments are payable quarterly in arrears commenced on September 27, 2012 until maturity on June 27, 2019, interest is calculated based on London Interbank Offered Rate plus a margin of 2.80% per annum. The Aircraft Term Loan is guaranteed by the Company and security includes a first-priority mortgage on the aircraft itself; pledge over the MCE Transportation bank accounts; assignment of insurances (other than third party liability insurance); and an assignment of airframe and engine warranties. The Aircraft Term Loan must be prepaid in full if any of the following events occurs: (i) a change of control; (ii) the sale of all or substantially all of the components of the aircraft; (iii) the loss, damage or destruction of the entire or substantially the entire aircraft. Other covenants include lender’s approval for any capital expenditure not incurred in the ordinary course of business or any subsequent indebtedness exceeding certain amount by MCE Transportation. As of December 31, 2017, the Aircraft Term Loan has been fully drawn down and the carrying value of aircraft was $26,002.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT, NET - continued

2012 Studio City Notes

On November 26, 2012, Studio City Finance Limited (“Studio City Finance”), a majority-owned subsidiary of the Company, issued $825,000 in aggregate principal amount of 8.5% senior notes due 2020 (the “2012 Studio City Notes”) and priced at 100%. The 2012 Studio City Notes mature on December 1, 2020 and the interest on the 2012 Studio City Notes is accrued at a rate of 8.5% per annum and is payable semi-annually in arrears on June 1 and December 1 of each year, commenced on June 1, 2013. Studio City Finance used the net proceeds from the offering to fund the Studio City project with conditions and sequence for disbursements in accordance with an agreement.

The 2012 Studio City Notes are general obligations of Studio City Finance, secured by a first-priority security interest in certain specified bank accounts incidental to the 2012 Studio City Notes and a pledge of certain intercompany loans as defined under the 2012 Studio City Notes, rank equally in right of payment to all existing and future senior indebtedness of Studio City Finance and rank senior in right of payment to any existing and future subordinated indebtedness of Studio City Finance. The 2012 Studio City Notes are effectively subordinated to all of Studio City Finance’s existing and future secured indebtedness to the extent of the value of the property and assets securing such indebtedness. All of the existing subsidiaries of Studio City Finance and any other future restricted subsidiaries that provide guarantees of certain specified indebtedness (including the 2016 Studio City Credit Facilities (which amended and restated the Studio City Project Facility) as described below) (the “2012 Studio City Notes Guarantors”) jointly, severally and unconditionally guarantee the 2012 Studio City Notes on a senior basis (the “2012 Studio City Notes Guarantees”). The 2012 Studio City Notes Guarantees are general obligations of the 2012 Studio City Notes Guarantors, rank equally in right of payment with all existing and future senior indebtedness of the 2012 Studio City Notes Guarantors and rank senior in right of payment to any existing and future subordinated indebtedness of the 2012 Studio City Notes Guarantors. The 2012 Studio City Notes Guarantees are effectively subordinated to the 2012 Studio City Notes Guarantors’ obligations under the 2016 Studio City Credit Facilities and the 2016 Studio City Secured Notes as described below and any future secured indebtedness that is secured by property and assets of the 2012 Studio City Notes Guarantors to the extent of the value of such property and assets.

At any time on or after December 1, 2015, Studio City Finance has the option to redeem all or a portion of the 2012 Studio City Notes at any time at fixed redemption prices that decline ratably over time and also has the option to redeem in whole, but not in part the 2012 Studio City Notes at fixed redemption prices under certain circumstances and subject to certain exceptions as more fully described in the indenture governing the 2012 Studio City Notes.

The indenture governing the 2012 Studio City Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Studio City Finance and its restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or affiliates; and (viii) effect a consolidation or merger. The indenture governing the 2012 Studio City Notes also contains conditions and events of default customary for such financings.

There are provisions under the indenture governing the 2012 Studio City Notes that limit or prohibit certain payments of dividends and other distributions by Studio City Finance and its restricted subsidiaries to companies or persons who are not Studio City Finance or restricted subsidiaries of Studio City Finance, subject to certain exceptions and conditions. As of December 31, 2017, the net assets of Studio City Finance and its restricted subsidiaries of approximately $731,000 were restricted from being distributed under the terms of the 2012 Studio City Notes.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT, NET - continued

2013 Senior Notes

On February 7, 2013, Melco Resorts Finance issued $1,000,000 in aggregate principal amount of 5% senior notes due 2021 (the “2013 Senior Notes”) and priced at 100%. The 2013 Senior Notes would have matured on February 15, 2021 and the interest on the 2013 Senior Notes was accrued at a rate of 5% per annum and was payable semi-annually in arrears on February 15 and August 15 of each year, commenced on August 15, 2013. The 2013 Senior Notes were general obligations of Melco Resorts Finance, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Finance and rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Finance and effectively subordinated to all of Melco Resorts Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt. Certain subsidiaries of Melco Resorts Finance (the “2013 Senior Notes Guarantors”) jointly, severally and unconditionally guaranteed the 2013 Senior Notes on a senior basis. The guarantees were joint and several general obligations of the 2013 Senior Notes Guarantors, rank equally in right of payment with all existing and future senior indebtedness of the 2013 Senior Notes Guarantors, and rank senior in right of payment to any existing and future subordinated indebtedness of the 2013 Senior Notes Guarantors.

Melco Resorts Finance had the option to redeem all or a portion of the 2013 Senior Notes at any time prior to February 15, 2016, at a “make-whole” redemption price. Thereafter, Melco Resorts Finance had the option to redeem all or a portion of the 2013 Senior Notes at any time at fixed redemption prices that declined ratably over time. In addition, Melco Resorts Finance had the option to redeem up to 35% of the 2013 Senior Notes with the net cash proceeds from one or more certain equity offerings at a fixed redemption price at any time prior to February 15, 2016. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture, Melco Resorts Finance also had the option to redeem in whole, but not in part the 2013 Senior Notes at fixed redemption prices.

The indenture governing the 2013 Senior Notes contained certain covenants that, subject to certain exceptions and conditions, limited the ability of Melco Resorts Finance and its restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or affiliates; and (viii) effect a consolidation or merger. The indenture governing the 2013 Senior Notes also contained conditions and events of default customary for such financings.

There were provisions under the indenture of the 2013 Senior Notes that limited or prohibited certain payments of dividends and other distributions by Melco Resorts Finance and its restricted subsidiaries to companies or persons who were not Melco Resorts Finance or members of Melco Resorts Finance’s restricted subsidiaries, subject to certain exceptions and conditions.

On June 6, 2017, Melco Resorts Finance completed the issuance of the First 2017 Senior Notes at a principal amount of $650,000 (as described below). On June 14, 2017, together with the net proceeds from the issuance of the First 2017 Senior Notes along with the proceeds in the amount of $350,000 from a partial drawdown of the 2015 Revolving Credit Facility under the 2015 Credit Facilities (as described below) and cash on hand, Melco Resorts Finance redeemed all of its outstanding 2013 Senior Notes.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT, NET - continued

Studio City Project Facility

On January 28, 2013, Studio City Company Limited (“Studio City Company” or the “Studio City Borrower”), a majority-owned subsidiary of the Company, entered into a HK$10,855,880,000 (equivalent to $1,395,357) senior secured credit facilities agreement, as amended from time to time (the “Studio City Project Facility”), consisted of a HK$10,080,460,000 (equivalent to $1,295,689) term loan facility (the “Studio City Term Loan Facility”) and a HK$775,420,000 (equivalent to $99,668) revolving credit facility (the “Studio City Revolving Credit Facility”), both of which were denominated in Hong Kong dollars to fund the Studio City project. On November 18, 2015, the Studio City Borrower amended the Studio City Project Facility including changing the Studio City project opening date condition from 400 to 250 tables, consequential adjustments to the financial covenants, and rescheduling the commencement of financial covenant testing (the “Amendments to the Studio City Project Facility”). The Group recorded a $7,011 costs associated with debt modification during the year ended December 31, 2015 in connection with the Amendments to the Studio City Project Facility.

On November 30, 2016, the Studio City Project Facility was further amended and restated (and defined as the “2016 Studio City Credit Facilities”) as described below. On November 30, 2016 (December 1, 2016 Hong Kong time), the Studio City Borrower rolled over HK$1,000,000 (equivalent to $129) of the Studio City Term Loan Facility under the Studio City Project Facility into the 2016 SC Term Loan Facility as described below under the 2016 Studio City Credit Facilities, and repaid in full the remaining outstanding amount of the Studio City Term Loan Facility under the Studio City Project Facility of HK$9,777,046,200 (equivalent to $1,256,690) with net proceeds from the offering of the 2016 Studio City Secured Notes as described below together with cash on hand.

The indebtedness under the Studio City Project Facility was guaranteed by Studio City Investments Limited (“Studio City Investments”), a majority-owned subsidiary of the Company which holds 100% direct interest in Studio City Company, and its subsidiaries (other than the Studio City Borrower). Security for the Studio City Project Facility included: a first-priority mortgage over the land where Studio City is located, such mortgage will also cover all present and any future buildings on, and fixtures to, the relevant land; an assignment of any land use rights under land concession agreements, leases or equivalent; all bank accounts of Studio City Investments and its subsidiaries; as well as other customary security. All bank accounts of Melco Resorts Macau related solely to the operations of the Studio City gaming area which were funded from the proceeds of the Studio City Project Facility were pledged as security for the Studio City Project Facility and related finance documents. Upon the amendment to the Studio City Project Facility to 2016 Studio City Credit Facilities on November 30, 2016 as described below, those restricted bank accounts pledged under Studio City Project Facility and related finance documents were reclassified from restricted cash to cash and cash equivalents in the consolidated balance sheets. As of December 31, 2017, all bank accounts of Melco Resorts Macau related solely to the operations of the Studio City gaming area are pledged under 2016 Studio City Credit Facilities and related finance documents.

The Studio City Project Facility contained certain covenants for such financings and there were provisions that limited or prohibited certain payments of dividends and other distributions by the Studio City Investments, Studio City Borrower and its subsidiaries (together, the “Studio City Borrowing Group”) to companies or persons who were not members of the Studio City Borrowing Group.

Borrowings under the Studio City Project Facility bore interest at HIBOR plus a margin of 4.50% per annum until September 30, 2016, at which time the Studio City Project Facility bore interest at HIBOR plus a margin ranging from 3.75% to 4.50% per annum as determined in accordance with the total leverage ratio in respect of the Studio City Borrowing Group. The Studio City Borrower was obligated to pay a commitment fee on the undrawn amount of the Studio City Project Facility and recognized loan commitment fees on the Studio City Project Facility of $1,647 and $1,794 during the years ended December 31, 2016 and 2015, respectively.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT, NET - continued

Studio City Project Facility - continued

In connection with the Studio City Project Facility, Studio City International Holdings Limited (“Studio City International”), which holds 100% indirect interest in Studio City Finance and a majority-owned subsidiary of the Company, was required to procure a contingent equity undertaking or similar (with a liability cap of $225,000) granted in favor of the security agent for the Studio City Project Facility to, amongst other things, pay agreed project costs (i) associated with construction of Studio City and (ii) for which the facility agent under the Studio City Project Facility has determined there was no other available funding under the terms of the Studio City Project Facility. In support of such contingent equity undertaking, Studio City International had deposited a bank balance of $225,000 in an account secured in favor of the security agent for the Studio City Project Facility (“Cash Collateral”), which was required to be maintained until the construction completion date of the Studio City had occurred, certain debt service reserve and accrual accounts had been funded to the required balance and the financial covenants had been complied with. The Amendments to the Studio City Project Facility on November 18, 2015 included a creation of a new secured liquidity account (“Liquidity Account”) to be held in the name of the Studio City Borrower and to be credited with the Cash Collateral as a liquidity amount for the general corporate and working capital purposes of the Studio City group. On November 30, 2015, the Cash Collateral was transferred to the Liquidity Account and was released from restricted cash.

The Studio City Borrower was required in accordance with the terms of the Studio City Term Loan Facility to enter into agreements to ensure that at least 50% of the aggregate of drawn Studio City Term Loan Facility and the 2012 Studio City Notes were subject to interest rate protection, by way of interest rate swap agreements, caps, collars or other agreements agreed with the facility agent under the Studio City Project Facility to limit the impact of increases in interest rates on its floating rate debt, for a period of not less than three years from the date of the first drawdown of the Studio City Term Loan Facility on July 28, 2014. During the years ended December 31, 2016 and 2015, the Studio City Borrower entered into certain floating-for-fixed interest rate swap agreements to limit its exposure to interest rate risk. Under the interest rate swap agreements, the Studio City Borrower paid a fixed interest rate of the notional amount, and received variable interest which was based on the applicable HIBOR for each of the payment dates. The interest rate protection requirement was removed upon the 2016 Studio City Credit Facilities became effective on November 30, 2016. As of December 31, 2016, there were no outstanding interest rate swap agreements entered by Studio City Borrower.

2016 Studio City Credit Facilities

On November 30, 2016, the Studio City Borrower amended and restated the Studio City Project Facility (the “2016 Studio City Credit Facilities”), among other things: (i) reduced the size of the then total available facilities from HK$10,855,880,000 (equivalent to $1,395,357) to HK$234,000,000 (equivalent to $30,077), comprising a HK$1,000,000 (equivalent to $129) term loan facility (the “2016 SC Term Loan Facility”) which is rolled over from the Studio City Term Loan Facility under the Studio City Project Facility and a HK$233,000,000 (equivalent to $29,948) revolving credit facility (the “2016 SC Revolving Credit Facility”); (ii) removed certain lenders originally under the Studio City Project Facility; (iii) extended the repayment maturity date; and (iv) reduced and removed certain restrictions imposed by the covenants in the Studio City Project Facility, including but not limited to, increased flexibility to move cash within borrowing group which included the Studio City Borrower and certain subsidiaries of the Company as defined under the 2016 Studio City Credit Facilities (the “2016 Studio City Borrowing Group”), removed all maintenance financial covenants and reduced reporting requirements. The amendment of the Studio City Project Facility to the 2016 Studio City Credit Facilities and the issuance of 2016 Studio City Secured Notes (as described below) are connected to the refinancing of the Studio City Project Facility. The Group recorded a $17,435 loss on extinguishment of debt and a $8,101 costs associated with debt modification during the year ended December 31, 2016 in connection with such amendments. As of December 31, 2017, the 2016 SC Term Loan Facility had been fully drawn down with an outstanding amount of HK$1,000,000 (equivalent to $129), and the entire 2016 SC Revolving Credit Facility of HK$233,000,000 (equivalent to $29,948) remains available for future drawdown as of December 31, 2017.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT, NET - continued

2016 Studio City Credit Facilities - continued

The 2016 SC Term Loan Facility and the 2016 SC Revolving Credit Facility mature on November 30, 2021 (December 1, 2021 Hong Kong time). The 2016 SC Term Loan Facility has to be repaid at maturity with no interim amortization payments. The 2016 SC Revolving Credit Facility is available from January 1, 2017 up to the date that is one month prior to the 2016 SC Revolving Credit Facility’s final maturity date. The 2016 SC Term Loan Facility is collateralized by cash collateral equal to HK$1,012,500 (equivalent to $130) (representing the principal amount of the 2016 SC Term Loan Facility plus expected interest expense in respect of the 2016 SC Term Loan Facility for one financial quarter). The Studio City Borrower is subject to mandatory prepayment requirements in respect of various amounts of the 2016 SC Revolving Credit Facility as specified in the 2016 Studio City Credit Facilities; in the event of the disposal of all or substantially all of the business and assets of the 2016 Studio City Borrowing Group, the 2016 Studio City Credit Facilities are required to be repaid in full. In the event of a change of control, the Studio City Borrower may be required, at the election of any lender under the 2016 Studio City Credit Facilities, to repay such lender in full (other than in respect of the principal amount of the 2016 SC Term Loan Facility).

The indebtedness under the 2016 Studio City Credit Facilities is guaranteed by Studio City Investments and its subsidiaries (other than the Studio City Borrower), which apply on and from November 30, 2016. Security for the 2016 Studio City Credit Facilities includes a first-priority mortgage over any rights under land concession contract of Studio City and an assignment of certain leases or rights to use agreements; as well as other customary security. The 2016 Studio City Credit Facilities contain certain affirmative and negative covenants customary for such financings, as well as affirmative, negative and financial covenants equivalent to those contained in the 2016 Studio City Secured Notes. The 2016 Studio City Credit Facilities are secured, on an equal basis with the 2016 Studio City Secured Notes, by substantially all of the material assets of Studio City Investments and its subsidiaries (other than the Studio City Borrower) (although obligations under the 2016 Studio City Credit Facilities that are secured by common collateral securing the 2016 Studio City Secured Notes will have priority over the 2016 Studio City Secured Notes with respect to any proceeds received upon any enforcement action of such common collateral). In addition, the 2016 Studio City Secured Notes are also separately secured by certain specified bank accounts.

The 2016 Studio City Credit Facilities contain certain covenants that, subject to certain exceptions and conditions, limit the ability of Studio City Company, Studio City Investments and their respective restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness and issue certain preferred stock; (ii) make specified restricted payments (including dividends and distribution with respect to shares of Studio City Company) and investments; (iii) prepay or redeem subordinated debt or equity and make payments of principal of the 2012 Studio City Notes; (iv) issue or sell capital stock; (v) transfer, lease or sell assets; (vi) create or incur certain liens; (vii) impair the security interests in the Collateral as defined below; (viii) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (ix) change the nature of the business of the relevant group; (x) enter into transactions with shareholders or affiliates; and (xi) effect a consolidation or merger. The 2016 Studio City Credit Facilities also contains conditions and events of default customary for such financings.

There are provisions that limit certain payments of dividends and other distributions by the 2016 Studio City Borrowing Group to companies or persons who are not members of the 2016 Studio City Borrowing Group. As of December 31, 2017, the net assets of Studio City Investments and its restricted subsidiaries of approximately $761,000 were restricted from being distributed under the terms of the 2016 Studio City Credit Facilities.

Borrowings under the 2016 Studio City Credit Facilities bear interest at HIBOR plus a margin of 4% per annum. The Studio City Borrower may select an interest period for borrowings under the 2016 Studio City Credit Facilities of one, two, three or six months or any other agreed period. The Studio City Borrower is obligated to pay a commitment fee from January 1, 2017 on the undrawn amount of the 2016 SC Revolving Credit Facility and recognized loan commitment fees on the 2016 SC Revolving Credit Facility of $419 during the year ended December 31, 2017.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT, NET - continued

2016 Studio City Secured Notes

On November 30, 2016, Studio City Company issued $350,000 in aggregate principal amount of 5.875% senior secured notes due 2019 (the “2016 5.875% SC Secured Notes”) and $850,000 in aggregate principal amount of 7.250% senior secured notes due 2021 (the “2016 7.250% SC Secured Notes” and together with the 2016 5.875% SC Secured Notes, the “2016 Studio City Secured Notes”) and both priced at 100%. The 2016 5.875% SC Secured Notes and 2016 7.250% SC Secured Notes mature on November 30, 2019 and November 30, 2021, respectively, and the interest on the 2016 5.875% SC Secured Notes and 2016 7.250% SC Secured Notes is accrued at a rate of 5.875% and 7.250% per annum, respectively, and is payable semi-annually in arrears on May 30 and November 30 of each year, commenced on May 30, 2017.

The 2016 Studio City Secured Notes are senior secured obligations of Studio City Company, rank equally in right of payment with all existing and future senior indebtedness of Studio City Company (although any liabilities in respect of obligations under the 2016 Studio City Credit Facilities that are secured by common collateral securing the 2016 Studio City Secured Notes will have priority over the 2016 Studio City Secured Notes with respect to any proceeds received upon any enforcement action of such common collateral) and rank senior in right of payment to any existing and future subordinated indebtedness of Studio City Company and effectively subordinated to Studio City Company’s existing and future secured indebtedness that is secured by assets that do not secure the 2016 Studio City Secured Notes, to the extent of the assets securing such indebtedness. All of the existing subsidiaries of Studio City Investments (other than Studio City Company) and any other future restricted subsidiaries that provide guarantees of certain specified indebtedness (including the 2016 Studio City Credit Facilities) (the “2016 Studio City Secured Notes Guarantors”) jointly, severally and unconditionally guarantee the 2016 Studio City Secured Notes on a senior basis (the “2016 Studio City Secured Notes Guarantees”). The 2016 Studio City Secured Notes Guarantees are senior obligations of the 2016 Studio City Secured Notes Guarantors, rank equally in right of payment with all existing and future senior indebtedness of the 2016 Studio City Secured Notes Guarantors and rank senior in right of payment to any existing and future subordinated indebtedness of the 2016 Studio City Secured Notes Guarantors. The 2016 Studio City Secured Notes Guarantees are pari passu to the 2016 Studio City Secured Notes Guarantors’ obligations under the 2016 Studio City Credit Facilities, and effectively subordinated to any future secured indebtedness that is secured by assets that do not secure the 2016 Studio City Secured Notes and the 2016 Studio City Secured Notes Guarantees, to the extent of the value of the assets.

The common collateral (shared with the 2016 Studio City Credit Facilities) includes a first-priority mortgage over any rights under land concession contract of Studio City and an assignment of certain leases or rights to use agreements; as well as other customary security. Each series of the 2016 Studio City Secured Notes is secured by the common collateral and, in addition, certain bank accounts (together with the common collateral, the “Collateral”).

On November 30, 2016 (December 1, 2016 Hong Kong time), the Group used the net proceeds from the offering, together with cash on hand, to fund the repayment of the Studio City Project Facility.

Studio City Company has the option to redeem all or a portion of the 2016 5.875% SC Secured Notes at any time prior to November 30, 2019, at a “make-whole” redemption price. In addition, Studio City Company has the option to redeem up to 35% of the 2016 5.875% SC Secured Notes with the net cash proceeds of certain equity offerings at a fixed redemption price at any time prior to November 30, 2019. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture governing the 2016 Studio City Secured Notes, Studio City Company also has the option to redeem in whole, but not in part the 2016 5.875% SC Secured Notes at fixed redemption prices.

Studio City Company has the option to redeem all or a portion of the 2016 7.250% SC Secured Notes at any time prior to November 30, 2018, at a “make-whole” redemption price. Thereafter, Studio City Company has the option to redeem all or a portion of the 2016 7.250% SC Secured Notes at any time at fixed redemption prices that decline ratably over time. In addition, Studio City Company has the option to redeem up to 35% of the 2016 7.250% SC Secured Notes with the net cash proceeds of certain equity offerings at a fixed redemption price at any time prior to November 30, 2018. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture governing the 2016 Studio City Secured Notes, Studio City Company also has the option to redeem in whole, but not in part the 2016 7.250% SC Secured Notes at fixed redemption prices.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT, NET - continued

2016 Studio City Secured Notes - continued

In the event that the 2012 Studio City Notes are not refinanced or repaid in full by June 1, 2020 in accordance with the terms of the 2016 7.250% SC Secured Notes (and in the case of a refinancing, with refinancing indebtedness with a weighted average life to maturity no earlier than 90 days after the stated maturity date of the 2016 7.250% SC Secured Notes), each holder of the 2016 7.250% SC Secured Notes will have the right to require Studio City Company to repurchase all or any part of such holder’s 2016 7.250% SC Secured Notes at a fixed redemption price.

The indenture governing the 2016 Studio City Secured Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Studio City Company, Studio City Investments and their respective restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness and issue certain preferred stock; (ii) make specified restricted payments (including dividends and distribution with respect to shares of Studio City Company) and investments; (iii) prepay or redeem subordinated debt or equity and make payments of principal of the 2012 Studio City Notes; (iv) issue or sell capital stock; (v) transfer, lease or sell assets; (vi) create or incur certain liens; (vii) impair the security interests in the Collateral; (viii) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (ix) change the nature of the business of the relevant group; (x) enter into transactions with shareholders or affiliates; and (xi) effect a consolidation or merger. The indenture governing the 2016 Studio City Secured Notes also contains conditions and events of default customary for such financings.

There are provisions under the indenture governing the 2016 Studio City Secured Notes that limit or prohibit certain payments of dividends and other distributions by Studio City Company, Studio City Investments and their respective restricted subsidiaries to companies or persons who are not Studio City Company, Studio City Investments and their respective restricted subsidiaries, subject to certain exceptions and conditions. As of December 31, 2017, the net assets of Studio City Investments and its restricted subsidiaries of approximately $761,000 were restricted from being distributed under the terms of the 2016 Studio City Secured Notes.

Philippine Notes

On January 24, 2014, Melco Resorts Leisure issued PHP15 billion in aggregate principal amount of 5% senior notes due 2019 (the “Philippine Notes”) (equivalent to $336,825 based on the exchange rate on the transaction date) and priced at 100% and offered to certain primary institutional lenders as noteholders via private placement in the Philippines. The Philippine Notes mature on January 24, 2019. Interest on the Philippine Notes is accrued at a rate of 5% per annum and is payable semi-annually in arrears on January 24 and July 24 of each year, commenced on July 24, 2014. In addition, the Philippine Notes includes a tax gross-up provision requiring Melco Resorts Leisure to pay without any deduction or withholding for or on account of tax.

The Philippine Notes are general obligations of Melco Resorts Leisure, secured on a first-ranking basis by pledge of shares of all present and future direct and indirect subsidiaries of MRP, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Leisure (save and except for any statutory preference or priority) and rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Leisure.

The Philippine Notes are guaranteed by MRP and all present and future direct and indirect subsidiaries of MRP (subject to certain limited exceptions) (collectively the “Philippine Guarantors”), jointly and severally with Melco Resorts Leisure; and irrevocably and unconditionally by the Company on a senior basis. The guarantees are general obligations of the Philippine Guarantors, rank equally in right of payment to all existing and future senior indebtedness of the Philippine Guarantors (except for any statutory preference or priority) and rank senior in right of payment to any existing and future subordinated indebtedness of the Philippine Guarantors.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT, NET - continued

Philippine Notes - continued

Melco Resorts Leisure used the net proceeds from the offering to fund the City of Dreams Manila project, refinancing of debt and general corporate purposes.

Melco Resorts Leisure had the option to redeem all or a portion of the Philippine Notes at any time prior to January 24, 2015 at 100% of the principal amount plus applicable premium as defined in the notes facility and security agreement (the “Notes Facility and Security Agreement”) governing the Philippine Notes. Thereafter, Melco Resorts Leisure has the option to redeem all or a portion of the Philippine Notes at any time at fixed prices that decline ratably over time.

The Notes Facility and Security Agreement contains certain covenants that, subject to certain exceptions and conditions, limit the ability of MRP and its subsidiaries, including Melco Resorts Leisure to, among other things: (i) incur or guarantee additional indebtedness; (ii) sell assets; (iii) create liens; and (iv) effect a consolidation and merger. The Notes Facility and Security Agreement also contains conditions and events of default customary for such financings.

The Philippine Notes are exempted from registration with the Philippine Securities and Exchange Commission (the “Philippine SEC”) under the Philippine Securities Regulation Code Rule (“SRC Rule”) 9.2.2(B) promulgated by the Philippine SEC as the Philippine Notes were offered via private placement to not more than nineteen primary institutional lenders, accordingly, the Philippine Notes are subject to the conditions of SRC Rule 9.2.2(B) which limit the assignment and transfer of the Philippine Notes to primary institutional lenders only and to be held by not more than nineteen primary institutional lenders at any time before maturity of the Philippine Notes.

On October 9, 2017, Melco Resorts Leisure partially redeemed the Philippine Notes in an aggregate principal amount of PHP7.5 billion (equivalent to $144,790 based on the exchange rate on the transaction date), together with accrued interest. Accordingly, the Group recorded a $939 loss on extinguishment of debt in the consolidated statement of operations for the year ended December 31, 2017, which represented the write-off of unamortized deferred financing costs in relation to such redemption.

Philippine Credit Facility

On October 14, 2015, MRP entered into an on-demand, unsecured credit facility agreement of PHP2,350,000,000 (the “Philippine Credit Facility”) (equivalent to $47,073) with a lender to finance advances to Melco Resorts Leisure. The Philippine Credit Facility availability period was first extended from August 31, 2016 to November 29, 2016, then second extended to February 28, 2017 during the year ended December 31, 2016, and the maturity date of each individual drawdown cannot extend beyond the earlier of (i) the date which is one year from the date of drawdown, and (ii) 90 days after the end of the availability period. The individual drawdowns under the Philippine Credit Facility are subject to certain conditions precedents, including issuance of a promissory note in favor of the lender evidencing such drawdown. Borrowings under the Philippine Credit Facility bear interest at the higher of: (i) the Philippine Dealing System Treasury Reference Rate PM (the “PDST-R2”) of the selected interest period plus the applicable PDST-R2 margin of 1.25% per annum, and (ii) Philippines Special Deposit Account Rate (the “SDA”) of the selected interest period plus the applicable SDA margin ranging from 0.50% to 0.75% per annum, such rate to be set one business day prior to the relevant interest period. The Philippine Credit Facility includes a tax gross-up provision requiring MRP to pay without any deduction or withholding for or on account of tax. For the year ended December 31, 2017, the Philippine Credit Facility availability period was third extended to February 28, 2018 on substantially similar terms as before, except that (i) the SDA is replaced by Philippines Term Deposit Facility Rate, and (ii) the maturity date shall not extend beyond 180 days from February 28, 2018. As of December 31, 2017 and 2016, the Philippine Credit Facility has not been drawn. As of the date of this report, the Philippine Credit Facility availability period was fourth extended to May 29, 2018.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT, NET - continued

2017 Senior Notes

On June 6, 2017, Melco Resorts Finance issued $650,000 in aggregate principal amount of 4.875% senior notes due 2025 and priced at 100% (the “First 2017 Senior Notes”); and on July 3, 2017, Melco Resorts Finance further issued $350,000 in aggregate principal amount of 4.875% senior notes due 2025 and priced at 100.75% (the “Second 2017 Senior Notes” and together with the First 2017 Senior Notes, collectively referred to as the “2017 Senior Notes”). The 2017 Senior Notes mature on June 6, 2025 and the interest on the 2017 Senior Notes is accrued at a rate of 4.875% per annum and is payable semi-annually in arrears on June 6 and December 6 of each year, commenced on December 6, 2017. The 2017 Senior Notes are general obligations of Melco Resorts Finance, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Finance and rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Finance and effectively subordinated to all of Melco Resorts Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and all of the indebtedness of Melco Resorts Finance’s subsidiaries.

The Group used the net proceeds from the offering of the First 2017 Senior Notes to partly fund the redemption of the 2013 Senior Notes on June 14, 2017; and used the net proceeds from the offering of the Second 2017 Senior Notes to fund the repayment of the 2015 Revolving Credit Facility on July 10, 2017 (the drawdown of the 2015 Revolving Credit Facility was used to partly fund the redemption of the 2013 Senior Notes as described above). As a result of the refinancing of the 2013 Senior Notes, the Group recorded a $48,398 loss on extinguishment of debt and a $2,793 cost associated with debt modification during the year ended December 31, 2017.

Melco Resorts Finance has the option to redeem all or a portion of the 2017 Senior Notes at any time prior to June 6, 2020, at a “make-whole” redemption price. On or after June 6, 2020, Melco Resorts Finance has the option to redeem all or a portion of the 2017 Senior Notes at any time at fixed redemption prices that decline ratably over time. In addition, Melco Resorts Finance has the option to redeem up to 35% of the 2017 Senior Notes with the net cash proceeds from one or more equity offerings at a fixed redemption price at any time prior to June 6, 2020. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture, Melco Resorts Finance also has the option to redeem in whole, but not in part the 2017 Senior Notes at fixed redemption prices. In certain events that relate to the gaming subconcession of Melco Resorts Macau and subject to certain exceptions as more fully described in the indenture, each holder of the 2017 Senior Notes will have the right to require Melco Resorts Finance to repurchase all or any part of such holder’s 2017 Senior Notes at a fixed redemption price.

The indenture governing the 2017 Senior Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Melco Resorts Finance to, among other things, effect a consolidation or merger or sell assets. The indenture governing the 2017 Senior Notes also contains conditions and events of default customary for such financings.

During the years ended December 31, 2017, 2016 and 2015, the Group’s average borrowing rates were approximately 6.01%, 5.37% and 5.40% per annum, respectively.

Scheduled maturities of the long-term debt (excluding unamortized deferred financing costs and original issue premium) as of December 31, 2017 are as follows:

Year ending December 31,
2018	$51,752
2019	548,879
2020	870,116
2021	1,148,392
2022	—
Over 2022	1,000,000

$3,619,139

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

12.	CAPITAL LEASE OBLIGATIONS

On March 13, 2013, Melco Resorts Leisure entered into a lease agreement with Belle Corporation (“Belle”, one of the Philippine Parties as defined in Note 20(a)), as amended from time to time (the “MRP Lease Agreement”), for lease of the land and certain of the building structures for City of Dreams Manila and is expected to expire on July 11, 2033.

In addition to the MRP Lease Agreement, the Group has entered into other lease agreements with third parties for the lease of certain property and equipment.

The Group made assessments at inception of the leases and capitalized the portion related to property and equipment under capital leases at the lower of the fair value or the present value of the future minimum lease payments.

Future minimum lease payments under capital lease obligations for the Group as of December 31, 2017 are as follows:

Year ending December 31,
2018	$35,882
2019	39,318
2020	43,296
2021	47,726
2022	48,843
Over 2022	542,866

Total minimum lease payments	757,931
Less: amounts representing interest	(458,648)

Present value of minimum lease payments	299,283
Current portion	(33,387)

Non-current portion	$265,896

13.	FAIR VALUE MEASUREMENTS

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

•	Level 1 – inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

•

Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•

Level 3 – inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models and similar techniques.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

13.	FAIR VALUE MEASUREMENTS - continued

The carrying values of cash and cash equivalents, bank deposits with original maturities over three months and restricted cash approximated fair value and were classified as level 1 in the fair value hierarchy. The carrying values of long-term deposits, long-term receivables and other long-term liabilities approximated fair value and were classified as level 2 in the fair value hierarchy. The estimated fair value of long-term debt as of December 31, 2017 and 2016, which included the 2017 Senior Notes, the 2016 Studio City Secured Notes, the 2016 Studio City Credit Facilities, the 2013 Senior Notes, the 2012 Studio City Notes, the 2015 Credit Facilities, the Philippine Notes and the Aircraft Term Loan, were approximately $3,714,018 and $3,903,033, respectively, as compared to its carrying value, excluding unamortized deferred financing costs and original issue premium, of $3,619,139 and $3,821,519, respectively. Fair values were estimated using quoted market prices and were classified as level 1 in the fair value hierarchy for the 2017 Senior Notes, the 2016 Studio City Secured Notes, the 2013 Senior Notes and the 2012 Studio City Notes. Fair values for the 2016 Studio City Credit Facilities, the 2015 Credit Facilities, the Philippine Notes and the Aircraft Term Loan approximated the carrying values as the instruments carried either variable interest rates or the fixed interest rates approximated the market rates and were classified as level 2 in the fair value hierarchy.

As of December 31, 2017 and 2016, the Group did not have any non-financial assets or liabilities that were recognized or disclosed at fair value in the consolidated financial statements.

The Group’s financial assets and liabilities recorded at fair value have been categorized based upon the fair value in accordance with the applicable accounting standards. As of December 31, 2017, investment securities were carried at fair value. Fair values of investment securities were estimated using quoted market prices and were classified as level 1 in the fair value hierarchy.

14.	CAPITAL STRUCTURE

Offering and Share Repurchase Transactions

On May 15, 2017, the Company completed the offer and sale of 27,769,248 ADSs (equivalent to 83,307,744 ordinary shares) and 81,995,799 ordinary shares, representing a total of 165,303,543 ordinary shares in aggregate with gross proceeds amounting to $1,163,186, with offering expenses of $3,686 for the offering being reimbursed by a subsidiary of Crown as described below (the “Offering”). The Offering was made as follows: i) 15,769,248 ADSs (equivalent to 47,307,744 ordinary shares) to the underwriters for resale in an underwritten public offering; ii) 81,995,799 ordinary shares to the underwriters which they used to satisfy the return obligations of their respective affiliates for ADSs borrowed by such affiliates representing 81,995,799 ordinary shares from Melco Leisure and Entertainment Group Limited, the single largest shareholder of the Company which is wholly owned by Melco International, in conjunction with the termination and hedge unwind of certain cash-settled swap transactions entered into in December 2016; and iii) 12,000,000 additional ADSs purchased by one of the underwriters. The Company repurchased 165,303,544 ordinary shares from a subsidiary of Crown concurrently with the Offering at an aggregate price of $1,163,186 which was partially settled by the net proceeds of $1,159,500 from the Offering and the remaining amount of $3,686 being reimbursed by a subsidiary of Crown and not reflected in the transaction costs as described above. Following the completion of this share repurchase, the 165,303,544 repurchased shares were cancelled.

On May 9, 2016, the Company completed a repurchase of 155,000,000 of its ordinary shares (equivalent to 51,666,666 ADSs) from a subsidiary of Crown for an aggregate purchase price of $800,839, at an average market price of $15.50 per ADS or $5.1667 per share. The total cost for these repurchased shares, which comprised the purchase price and all incidental expenses, amounted to $803,171 was recorded as treasury shares and following the completion of this share repurchase, the 155,000,000 repurchased shares were cancelled.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

14.	CAPITAL STRUCTURE - continued

Treasury Shares

The Company’s treasury shares represent i) new shares issued by the Company and held by the depositary bank to facilitate the administration and operations of the Company’s share incentive plans, and are to be delivered to the directors, eligible employees and consultants on the vesting of restricted shares and upon the exercise of share options; ii) the shares purchased under a trust arrangement for the benefit of certain beneficiaries who are awardees under the 2011 Share Incentive Plan as described in Note 16 and held by a trustee until the termination of the trust in April 2016 as described below, to facilitate the future vesting of restricted shares in selected directors, employees and consultants under the 2011 Share Incentive Plan; and iii) the shares repurchased by the Company under the 2015 Stock Repurchase Program and 2014 Stock Repurchase Program (as described below) pending for retirement.

New Shares Issued by the Company

During the years ended December 31, 2017, 2016 and 2015, the Company issued 2,504,721, nil and 940,419 ordinary shares to its depositary bank for future vesting of restricted shares and exercise of share options, respectively. The Company issued 950,320, 303,318 and 136,809 of these ordinary shares upon vesting of restricted shares; and 3,363,159, 1,789,929 and 1,368,747 of these ordinary shares upon exercise of share options during the years ended December 31, 2017, 2016 and 2015, respectively. As of December 31, 2017 and 2016, the Company had balances of 9,015,012 and 10,823,770 newly issued ordinary shares which continue to be held by the Company for future issuance upon vesting of restricted shares and exercise of share options, respectively.

Shares Purchased under a Trust Arrangement

On May 15, 2013, the Board of Directors of the Company authorized a trustee to purchase the Company’s ADSs from the open market for the purpose of satisfying its obligation to deliver ADSs under its 2011 Share Incentive Plan (“Share Purchase Program”). Under the Share Purchase Program, the trustee was authorized to purchase ADSs from the open market at the price ranges to be determined by the Company’s management from time to time. The purchased ADSs were to be delivered to the directors, eligible employees and consultants upon vesting of the restricted shares. Following the delisting of the Company’s ordinary shares from The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) in July 2015, the Company terminated the trust and the trustee approved the termination on April 26, 2016.

During the year ended December 31, 2016, no ordinary shares were purchased under a trust arrangement, while the remaining 18,213 ordinary shares previously purchased under a trust arrangement were transferred back to the Company upon the termination of the trust and delivered to directors and eligible employees upon the vesting of restricted shares. During the year ended December 31, 2015, no ordinary shares were purchased under a trust arrangement, while 466,203 ordinary shares purchased under a trust arrangement were delivered to directors and eligible employees to satisfy the vesting of restricted shares.

Shares Repurchased for Retirement

On August 7, 2014, the Board of Directors of the Company authorized the repurchase of the Company’s ADSs of up to an aggregate of $500,000 under a stock repurchase program (the “2014 Stock Repurchase Program”) for shares retirement. Under the 2014 Stock Repurchase Program, the Company was authorized to repurchase ADSs from the open market at the price ranges determined by the Company’s management from time to time. The 2014 Stock Repurchase Program expired following the 2015 share repurchase mandate granted by the shareholders at the annual general meeting of the Company held on May 20, 2015 (as describe below).

On May 20, 2015, the Board of Directors of the Company authorized the repurchase of the Company’s ADSs of up to an aggregate of $500,000 under a stock repurchase program (the “2015 Stock Repurchase Program”) for shares retirement. Under the 2015 Stock Repurchase Program, the Company was authorized to repurchase ADSs from the open market at the price ranges determined by the Company’s management from time to time. Upon the conclusion of the annual general meeting of the Company held on May 18, 2016, the 2015 Stock Repurchase Program expired.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

14.	CAPITAL STRUCTURE - continued

Treasury Shares - continued

Shares Repurchased for Retirement - continued

During the year ended December 31, 2016, no ordinary share was repurchased and retired under the 2015 Stock Repurchase Program. During the year ended December 31, 2015, no ordinary share was repurchased under the 2015 Stock Repurchase Program and the 2014 Stock Repurchase Program, while 3,717,816 ordinary shares repurchased under the 2014 Stock Repurchase Program were retired. As of December 31, 2016, there was no outstanding repurchased ordinary shares pending for future retirement.

As of December 31, 2017 and 2016, the Company had 1,478,429,243 and 1,475,924,523 issued ordinary shares, and 9,015,012 and 10,823,770 treasury shares, with 1,469,414,231 and 1,465,100,753 ordinary shares outstanding, respectively.

On March 21, 2018, the Board of Directors of the Company authorized the repurchase of the Company’s ordinary shares and/or ADSs of up to an aggregate of $500,000 over a three-year period commenced from March 21, 2018 under a share repurchase program (the “2018 Share Repurchase Program”). Purchases under the 2018 Share Repurchase Program may be made from time to time on the open market at prevailing market prices, including pursuant to a trading plan in accordance with Rule 10b-18 of the U.S. Securities Exchange Act, and/or in privately-negotiated transactions. The timing and the amount of ordinary shares and/or ADSs purchased will be determined by the Company’s management based on its evaluation of market conditions, trading prices, applicable laws and other factors. The 2018 Share Repurchase Program may be suspended, modified or terminated by the Company at any time prior to its expiration.

15.	INCOME TAXES

Income (loss) before income tax consisted of:

	Year Ended December 31,
	2017	2016	2015
Macau operations	$562,140	$334,409	$277,764
Hong Kong operations	(26,111)	(10,511)	(54,778)
Philippines operations	36,035	(18,226)	(189,269)
Other jurisdictions’ operations	(256,781)	(230,576)	(93,494)

Income (loss) before income tax	$315,283	$75,096	$(59,777)

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

15.	INCOME TAXES - continued

The income tax (credit) expense consisted of:

	Year Ended December 31,
	2017	2016	2015
Income tax expense—current:
Macau Complementary Tax	$13	$2,832	$408
Lump sum in lieu of Macau Complementary Tax on dividends	2,359	2,795	2,795
Hong Kong Profits Tax	2,516	1,889	800
Income tax in other jurisdictions	54	36	283

Sub-total	4,942	7,552	4,286

(Over) under provision of income tax in prior years:
Macau Complementary Tax	(2,575)	(224)	(423)
Hong Kong Profits Tax	30	39	(14)
Income tax in other jurisdictions	(77)	(4)	(5)

Sub-total	(2,622)	(189)	(442)

Income tax (credit) expense—deferred:
Macau Complementary Tax	(3,020)	(1,074)	(3,351)
Hong Kong Profits Tax	245	(69)	32
Income tax in other jurisdictions	445	1,958	506

Sub-total	(2,330)	815	(2,813)

Total income tax (credit) expense	$(10)	$8,178	$1,031

A reconciliation of the income tax (credit) expense from income (loss) before income tax per the consolidated statements of operations is as follows:

	Year Ended December 31,
	2017	2016	2015
Income (loss) before income tax	$315,283	$75,096	$(59,777)
Macau Complementary Tax rate	12%	12%	12%
Income tax expense (credit) at Macau Complementary Tax rate	37,834	9,012	(7,173)
Lump sum in lieu of Macau Complementary Tax on dividends	2,359	2,795	2,795
Effect of different tax rates of subsidiaries operating in other jurisdictions	197	(5,823)	(37,422)
Over provision in prior years	(2,622)	(189)	(442)
Effect of income for which no income tax expense is payable	(12,526)	(1,960)	(1,850)
Effect of expenses for which no income tax benefit is receivable	44,142	30,475	18,824
Effect of profits generated by gaming operations exempted	(128,145)	(93,611)	(64,437)
Losses that cannot be carried forward	—	—	979
Change in valuation allowance	58,751	67,479	89,757

Income tax (credit) expense	$(10)	$8,178	$1,031

The Company and certain of its subsidiaries are exempt from tax in the Cayman Islands or British Virgin Islands, where they are incorporated, however, the Company is subject to Hong Kong Profits Tax on profits from its activities conducted in Hong Kong. Certain subsidiaries incorporated or conducting businesses in Hong Kong, Macau, the Philippines and other jurisdictions are subject to Hong Kong Profits Tax, Macau Complementary Tax, Philippine Corporate Income Tax and income tax in other jurisdictions, respectively, during the years ended December 31, 2017, 2016 and 2015.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

15.	INCOME TAXES - continued

Macau Complementary Tax, Hong Kong Profits Tax, Philippine Corporate Income Tax and income tax in other jurisdictions have been provided at 12%, 16.5%, 30% and the respective tax rate in other jurisdictions, on the estimated taxable income earned in or derived from Macau, Hong Kong, the Philippines and other jurisdictions, respectively, during the years ended December 31, 2017, 2016 and 2015, if applicable.

Melco Resorts Macau has been exempted from Macau Complementary Tax on profits generated by gaming operations from 2007 to 2011, and 2012 to 2016 pursuant to the approval notices issued by the Macau government in June 2007 and April 2011, respectively. Melco Resorts Macau continues to benefit from this exemption for another five years from 2017 to 2021 pursuant to the approval notice issued by the Macau government in September 2016. One of the Company’s subsidiaries in Macau has also been exempted from Macau Complementary Tax on profits generated from income received from Melco Resorts Macau until 2016, to the extent that such income is derived from Studio City gaming operations and has been subject to gaming tax pursuant to a notice issued by the Macau government in January 2015. Additionally, this subsidiary received an exemption for an additional five years from 2017 to 2021 pursuant to the approval notice issued by the Macau government in January 2017. The exemption coincides with Melco Resorts Macau’s exemption from Macau Complementary Tax. The non-gaming profits and dividend distributions of such subsidiary to its shareholders continue to be subject to Macau Complementary Tax. Melco Resorts Macau’s non-gaming profits also remain subject to Macau Complementary Tax and Melco Resorts Macau casino revenues remain subject to the Macau special gaming tax and other levies in accordance with its gaming subconcession agreement.

The casino operations of Melco Resorts Leisure, the operator of City of Dreams Manila, were previously subject to Philippine Corporate Income Tax in the Philippines at the rate of 30% based on Revenue Memorandum Circular (“RMC”) No. 33-2013 issued by the Bureau of Internal Revenue (“BIR”) in April 2013. On August 10, 2016, the Supreme Court of the Philippines (the “SC”) found in the case of Bloomberry Resorts and Hotels, Inc. vs. the BIR, G. R. No. 212530 (“Bloomberry Case”) that all contractees and licensees of the Philippine Amusement and Gaming Corporation (“PAGCOR”), should be exempt from tax, including Philippine Corporate Income Tax realized from the casino operations, upon payment of the 5% franchise tax. The BIR subsequently filed a Motion for Reconsideration (the “Motion”) of the said decision, which was denied by the SC with finality in its resolution dated November 28, 2016. Based on the SC decision, management believes that Melco Resorts Leisure’s gaming operations should be exempt from Philippine Corporate Income Tax, among other taxes, provided the license fees which are inclusive of the 5% franchise tax under the terms of the PAGCOR charter, are paid.

During the years ended December 31, 2017, 2016 and 2015, had the Group not received the income tax exemption on profits generated by gaming operations in Macau and the Philippines, the Group’s consolidated net income attributable to Melco Resorts & Entertainment Limited for the years ended December 31, 2017, 2016 and 2015 would have been reduced by $105,364, $81,230 and $64,437, and diluted earnings per share would have been reduced by $0.071, $0.053 and $0.040 per share, respectively.

In January 2014, Melco Resorts Macau entered into an agreement with the Macau government that provided for an annual payment of MOP22,400,000 (equivalent to $2,795), effective retroactively from 2012 through 2016 coinciding with the 5-year tax holiday mentioned above, as payments in lieu of Macau Complementary Tax otherwise due by the shareholders of Melco Resorts Macau on dividend distributions from gaming profits. In August 2017, Melco Resorts Macau received an extension of the agreement for an additional five years applicable to tax years 2017 through 2021. The extension agreement provides for an annual payment of MOP18,900,000 (equivalent to $2,359). Such annual payment is required regardless of whether dividends are actually distributed or whether Melco Resorts Macau has distributable profits in the relevant year.

The effective tax rates for the years ended December 31, 2017, 2016 and 2015 was 0%, 10.9% and a credit rate of (1.7%), respectively. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of profits generated by gaming operations exempted from Macau Complementary Tax and Philippine Corporate Income Tax, the effect of changes in valuation allowances, the effect of expenses for which no income tax benefits are receivable, the effect of income for which no income tax expense is payable and the effect of different tax rates of subsidiaries operating in other jurisdictions for the years ended December 31, 2017, 2016 and 2015.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

15.	INCOME TAXES - continued

The net deferred tax liabilities as of December 31, 2017 and 2016 consisted of the following:

	December 31,
	2017	2016
Deferred tax assets
Net operating losses carried forward	$155,380	$167,949
Depreciation and amortization	32,827	24,248
Deferred deductible expenses	1,052	2,454
Deferred rents	32,470	26,326
Others	9,051	9,949

Sub-total	230,780	230,926

Valuation allowances	(226,617)	(226,113)

Total deferred tax assets	4,163	4,813

Deferred tax liabilities
Land use rights	(49,258)	(50,645)
Intangible assets	(505)	(505)
Unrealized capital allowances	(1,834)	(3,374)
Others	(6,549)	(6,588)

Total deferred tax liabilities	(58,146)	(61,112)

Deferred tax liabilities, net	$(53,983)	$(56,299)

As of December 31, 2017 and 2016, valuation allowances of $226,617 and $226,113 were provided, respectively, as management believes that it is more likely than not that these deferred tax assets will not be realized. During the year ended December 31, 2017, certain subsidiaries of the Company incorporated in Macau (the “Incorporated Companies”) completed two mergers and merged with COD Resorts Limited and Altira Resorts Limited (the “Incorporating Companies”) (the “Mergers”). As a result of the Mergers, the adjusted operating tax losses for the Group were reduced by the tax losses of the Incorporated Companies, amounting to $90,834, $90,039, $47,382 and $34,064 that would have expired in 2017, 2018, 2019 and 2020, respectively, during the year ended December 31, 2017 as such losses cannot be utilized. As of December 31, 2017, adjusted operating tax losses carry forward, amounting to $329,746, $247,216 and $239,169 will expire in 2018, 2019 and 2020, respectively. Adjusted operating tax losses carried forward of $123,512 expired during the year ended December 31, 2017.

Deferred tax, where applicable, is provided under the asset and liability method at the enacted statutory income tax rate of the respective tax jurisdictions, applicable to the respective financial years, on the difference between the consolidated financial statements carrying amounts and income tax base of assets and liabilities.

Aggregate undistributed earnings of the Company’s foreign subsidiaries available for distribution to the Company of approximately $343,616 and $95,037 as at December 31, 2017 and 2016, respectively, are considered to be indefinitely reinvested and the amounts as of December 31, 2017 and 2016 exclude the undistributed earnings of Melco Resorts Macau. Accordingly, no provision has been made for the dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. If those earnings were to be distributed or they were determined to be no longer permanently reinvested, the Company would have to record a deferred income tax liability in respect of those undistributed earnings of approximately $41,432 and $11,603 as at December 31, 2017 and 2016, respectively.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

15.	INCOME TAXES - continued

An evaluation of the tax positions for recognition was conducted by the Group by determining if the weight of available evidence indicates it is more likely than not that the positions will be sustained on audit, including resolution of related appeals or litigation processes, if any. Uncertain tax benefits associated with the tax positions were measured based solely on the technical merits of being sustained on examinations. The Group concluded that there was no significant uncertain tax positions requiring recognition in the consolidated financial statements for the years ended December 31, 2017, 2016 and 2015 and there are no material unrecognized tax benefits which would favorably affect the effective income tax rates in future periods. As of December 31, 2017 and 2016, there were no interest and penalties related to uncertain tax positions recognized in the consolidated financial statements. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next twelve months.

The company and its subsidiaries’ major tax jurisdictions are Hong Kong, Macau and the Philippines, income tax returns of the Company and its subsidiaries remain open and subject to examination by the local tax authorities of Hong Kong, Macau and the Philippines until the statute of limitations expire in each corresponding jurisdiction. The statute of limitations in Hong Kong, Macau and the Philippines are 6 years, 5 years and 3 years, respectively.

16.	SHARE-BASED COMPENSATION

2006 Share Incentive Plan

The Company adopted a share incentive plan in 2006 (“2006 Share Incentive Plan”), as amended, for grants of share options and nonvested shares of the Company’s ordinary shares to eligible directors, employees and consultants of the Group and its affiliates. The maximum term of an award was 10 years from the date of the grant. The maximum aggregate number of ordinary shares to be available for all awards under the 2006 Share Incentive Plan was 100,000,000 over 10 years. On December 7, 2011, the Group adopted a new share incentive plan (“2011 Share Incentive Plan”) as described below and no further awards may be granted under the 2006 Share Incentive Plan on or after such date as all subsequent awards will be issued under the 2011 Share Incentive Plan.

Share Options

A summary of share options activity under the 2006 Share Incentive Plan for the year ended December 31, 2017, is presented as follows:

	Number of Share Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as of January 1, 2017	9,913,794	$1.58
Outstanding as of January 19, 2017(i)	9,913,794	1.14
Exercised	(891,423)	1.13

Outstanding as of March 30, 2017	9,022,371	1.14
Outstanding as of March 31, 2017(i)	9,022,371	0.81
Exercised	(2,092,833)	0.88

Outstanding as of December 31, 2017	6,929,538	$0.80	1.77	$61,558

Fully vested as of December 31, 2017	6,929,538	$0.80	1.77	$61,558

Exercisable as of December 31, 2017	6,929,538	$0.80	1.77	$61,558

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

16.	SHARE-BASED COMPENSATION - continued

2006 Share Incentive Plan - continued

Share Options - continued

The following information is provided for share options under the 2006 Share Incentive Plan:

	Year Ended December 31,
	2017	2016	2015
Proceeds from the exercise of share options	$2,192	$3,036	$1,904

Intrinsic value of share options exercised	$18,004	$6,205	$5,152

As of December 31, 2017, there was no unrecognized compensation costs related to share options under the 2006 Share Incentive Plan.

2011 Share Incentive Plan

The Company adopted the 2011 Share Incentive Plan, effective on December 7, 2011, which has been subsequently amended and restated, for grants of various share-based awards, including but not limited to, options to purchase the Company’s ordinary shares, restricted shares, share appreciation rights and other types of awards to eligible directors, employees and consultants of the Group and its affiliates. The maximum term of an award is 10 years from the date of the grant. The maximum aggregate number of ordinary shares to be available for all awards under the 2011 Share Incentive Plan is 100,000,000 over 10 years, which could be raised up to 10% of the issued share capital upon shareholders’ approval. As of December 31, 2017, there were 73,676,357 ordinary shares available for grants of various share-based awards under the 2011 Share Incentive Plan.

Share Options

During the years ended December 31, 2017 and 2016, the exercise prices for share options granted under the 2011 Share Incentive Plan were determined at the market closing prices of the Company’s ADS trading on the NASDAQ Global Select Market on the dates of grant. During the year ended December 31, 2015, the exercise price for share options granted under the 2011 Share Incentive Plan was determined at the higher of the closing price at the date of grant and the average closing price for the five trading dates preceding the date of grant of the Company’s ordinary shares trading on the Hong Kong Stock Exchange. These share options became exercisable over vesting periods of two to three years. The share options granted expire 10 years from the date of grant.

The Group uses the Black-Scholes valuation model to determine the estimated fair value for each share option granted, with highly subjective assumptions, changes in which could materially affect the estimated fair value. Dividend yield is based on the estimate of annual dividends expected to be paid at the time of grant. Expected volatility is based on the historical volatility of the Company’s ADS trading on the NASDAQ Global Select Market. Expected term is based upon the vesting term or the historical of expected term of publicly traded companies. The risk-free interest rate used for each period presented is based on the United States of America Treasury yield curve at the time of grant for the period equal to the expected term.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

16.	SHARE-BASED COMPENSATION - continued

2011 Share Incentive Plan - continued

Share Options - continued

The fair values of share options granted under the 2011 Share Incentive Plan were estimated on the dates of grant using the following weighted average assumptions:

	Year Ended December 31,
	2017	2016	2015
Expected dividend yield	2.00%	1.00%	1.40%
Expected stock price volatility	47.94%	46.08%	57.86%
Risk-free interest rate	2.09%	1.47%	1.59%
Expected term (years)	6.1	5.6	6.1

On March 18, 2016, the Board of Directors of the Company approved a modification to lower the exercise prices and extend the vesting periods of certain outstanding underwater share options held by active employees as of March 18, 2016. Share options eligible for modification were those that were granted during the years ended December 31, 2015, 2014 and 2013 under the 2011 Share Incentive Plan, including those unvested, or vested but not exercised. The total of 4,572,234 eligible share options were modified with an exercise price of $17.27 per ADS or $5.7567 per share, which was the closing price of the Company’s ADS trading on the NASDAQ Global Select Market on the date of modification. The vesting period for the relevant share options (including certain vested share options) was extended as part of the modification. The number of the Company’s ordinary share subject to the modified share options and the expiration dates of such modified share options will remain the same as the original share options. A total incremental share-based compensation expense resulting from the modification was approximately $689, representing the excess of the fair value of the modified share options, using Black-Scholes valuation model, over the fair value of the share options immediately before its modification. The incremental share-based compensation expense and the unrecognized compensation costs remaining from the original share options are being recognized on a straight-line basis over a new vesting period of three years from the date of modification. The significant weighted average assumptions used to determine the fair value of the modified share options includes expected dividend of 1%, expected stock price volatility of 45.8%, risk-free interest rate of 1.31% and expected term of 5.6 years.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

16.	SHARE-BASED COMPENSATION - continued

2011 Share Incentive Plan - continued

Share Options - continued

A summary of share options activity under the 2011 Share Incentive Plan for the year ended December 31, 2017, is presented as follows:

	Number of Share Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as of January 1, 2017	10,852,351	$5.61
Forfeited or expired	(8,682)	5.76

Outstanding as of January 18, 2017	10,843,669	5.61
Outstanding as of January 19, 2017(i)	10,843,669	5.17
Granted	5,257,389	6.16
Exercised	(379,299)	4.26
Forfeited or expired	(347,811)	5.32

Outstanding as of March 30, 2017	15,373,948	5.52
Outstanding as of March 31, 2017(i)	15,373,948	5.50
Granted	123,153	7.39
Exercised	(147,912)	3.93
Forfeited or expired	(1,902,678)	5.40

Outstanding as of December 31, 2017	13,446,511	$5.55	7.93	$55,528

Fully vested and expected to vest as of December 31, 2017	13,446,511	$5.55	7.93	$55,528

Exercisable as of December 31, 2017	920,556	$3.93	4.24	$5,296

Notes

(i)

The exercise prices of all outstanding share options under the 2006 Share Incentive Plan and the 2011 Share Incentive Plan as of January 19, 2017 have been reduced by approximately $0.4404 per share as a result of the declaration of a special dividend in January 2017. The exercise prices of all outstanding share options under the 2006 Share Incentive Plan and certain share options under the 2011 Share Incentive Plan as of March 31, 2017 have been reduced by approximately $0.3293 per share reflecting the effect of the prior special dividend. The adjustments to the option exercise prices were made as required by the 2006 Share Incentive Plan and the 2011 Share Incentive Plan. Such adjustments are accounted for as modification of the affected share options requiring a comparison of the fair values of the modified share options with the respective fair values of the original share options immediately before the modification under the applicable accounting standards and the associated incremental compensation cost is not significant.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

16.	SHARE-BASED COMPENSATION - continued

2011 Share Incentive Plan - continued

Share Options - continued

The following information is provided for share options under the 2011 Share Incentive Plan:

	Year Ended December 31,
	2017	2016	2015
Weighted average grant date fair value (excluding options granted under modification)	$2.45	$2.29	$3.45

Proceeds from the exercise of share options	$2,195	$218	$511

Intrinsic value of share options exercised	$1,246	$28	$98

As of December 31, 2017, there was $15,982 unrecognized compensation costs related to share options under the 2011 Share Incentive Plan and the costs were expected to be recognized over a weighted average period of 1.83 years.

Restricted Shares

During the years ended December 31, 2017, 2016 and 2015, the grant date fair values for restricted shares granted under the 2011 Share Incentive Plan, with vesting periods of two to three years, were determined with reference to the market closing prices of the Company’s ADS trading on the NASDAQ Global Select Market on the dates of grant.

A summary of restricted shares activity under the 2011 Share Incentive Plan for the year ended December 31, 2017, is presented as follows:

	Number of Restricted Shares	Weighted Average Grant Date Fair Value
Unvested as of January 1, 2017	4,891,097	$6.91
Granted	2,550,606	6.30
Vested	(950,320)	9.72
Forfeited	(626,495)	6.46

Unvested as of December 31, 2017	5,864,888	$6.24

The following information is provided for restricted shares under the 2011 Share Incentive Plan:

	Year Ended December 31,
	2017	2016	2015
Weighted average grant date fair value	$6.30	$5.74	$7.24

Grant date fair value of restricted shares vested	$9,236	$2,751	$3,809

As of December 31, 2017, there was $17,819 unrecognized compensation costs related to restricted shares under the 2011 Share Incentive Plan and the costs were expected to be recognized over a weighted average period of 1.82 years.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

16.	SHARE-BASED COMPENSATION - continued

MRP Share Incentive Plan

MRP adopted a share incentive plan (the “MRP Share Incentive Plan”), effective on June 24, 2013, which has been subsequently amended and restated, for grants of various share-based awards, including but not limited to, options to purchase MRP common shares, restricted shares, share appreciation rights and other types of awards to eligible directors, employees and consultants of MRP and its subsidiaries, and the Group and its affiliates. The maximum term of an award is 10 years from the date of grant. The maximum aggregate number of common shares to be available for all awards under the MRP Share Incentive Plan is 442,630,330 shares and with up to 5% of the issued capital stock of MRP from time to time over 10 years. As of December 31, 2017, there were 154,430,056 MRP common shares available for grants of various share-based awards under the MRP Share Incentive Plan.

Share Options

During the years ended December 31, 2017 and 2015, the exercise prices for share options granted under the MRP Share Incentive Plan were determined with reference to the market closing prices of MRP common shares on the dates of grant. There were no share options granted under the MRP Share Incentive Plan during the year ended December 31, 2016. These share options generally became exercisable over vesting periods of two to three years. The share options granted expire 10 years from the date of grant.

MRP uses the Black-Scholes valuation model to determine the estimated fair value for each share option granted, with highly subjective assumptions, changes in which could materially affect the estimated fair value. Dividend yield is based on the estimate of annual dividends expected to be paid at the time of grant. Expected volatility is based on the historical volatility of MRP common shares trading on the PSE and a peer group of publicly traded companies. Expected term is based upon the vesting term or the historical of expected term of the Company. The risk-free interest rate used for each period presented is based on the Philippine government bond yield at the time of grant for the period equal to the expected term.

The fair values of share options granted under the MRP Share Incentive Plan were estimated on the dates of grant using the following weighted average assumptions:

	Year Ended December 31,
	2017	2015
Expected dividend yield	—	—
Expected stock price volatility	45.00%	45.00%
Risk-free interest rate	4.47%	4.08%
Expected term (years)	5.9	5.4

On August 2, 2016, the board of MRP approved a proposal to allow for an option exchange program, designed to provide the eligible personnel an opportunity to exchange certain outstanding underwater share options for new restricted shares to be granted (the “Option Exchange Program”). Share options eligible for exchange were those that were granted during the years ended December 31, 2013 and 2014 under the MRP Share Incentive Plan, including those unvested, or vested but not exercised. The acquiescence of the Philippine SEC on the Option Exchange Program was obtained by MRP on September 30, 2016. The exchange was subject to the eligible personnel’s consent and became effective on October 21, 2016, which was the deadline for acceptance of the exchange by the eligible personnel. A total of 96,593,629 eligible share options were tendered by eligible personnel, representing 99.2% of the total share options eligible for exchange. MRP granted an aggregate of 43,700,116 new restricted shares in exchange for the eligible share options surrendered. The new restricted shares have vesting periods of 3 years. A total incremental share-based compensation expense resulting from the Option Exchange Program was approximately $883, representing the excess of the fair value of the new restricted shares over the fair value of the surrendered share options immediately before the exchange. The fair value of the new restricted shares is determined with reference to the market closing price of the MRP common shares at the effective date of the exchange. The incremental share-based compensation expense and unrecognized compensation costs remaining from the surrendered share options as a result of the exchange are being recognized on a straight-line basis over the new vesting period.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

16.	SHARE-BASED COMPENSATION - continued

MRP Share Incentive Plan - continued

Share Options - continued

A summary of share options activity under the MRP Share Incentive Plan for the year ended December 31, 2017, is presented as follows:

	Number of Share Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as of January 1, 2017	12,374,710	$0.11
Granted	7,143,469	0.17
Exercised	(1,040,485)	0.17
Forfeited or expired	(3,410,501)	0.17

Outstanding as of December 31, 2017	15,067,193	$0.12	8.47	$595

Fully vested and expected to vest as of December 31, 2017	15,067,193	$0.12	8.47	$595

Exercisable as of December 31, 2017	4,525,458	$0.09	7.29	$270

The following information is provided for share options under the MRP Share Incentive Plan:

	Year Ended December 31,
	2017	2016	2015
Weighted average grant date fair value	$0.08	$—	$0.03

Proceeds from the exercise of share options	$173	$—	$—

Intrinsic value of share options exercised	$6	$—	$—

As of December 31, 2017, there was $547 unrecognized compensation costs related to share options under the MRP Share Incentive Plan and the costs were expected to be recognized over a weighted average period of 2.27 years.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

16.	SHARE-BASED COMPENSATION - continued

MRP Share Incentive Plan - continued

Restricted Shares

During the years ended December 31, 2017 and 2015, the grant date fair values for restricted shares granted under the MRP Share Incentive Plan, with vesting periods of two to three years, were determined with reference to the market closing prices of MRP common shares on the dates of grant. There were no restricted shares granted under the MRP Share Incentive Plan during the year ended December 31, 2016.

A summary of restricted shares activity under the MRP Share Incentive Plan for the year ended December 31, 2017, is presented as follows:

	Number of Restricted Shares	Weighted Average Grant Date Fair Value
Unvested as of January 1, 2017	49,255,708	$0.09
Granted	7,298,372	0.16
Vested	(2,826,644)	0.16
Forfeited	(5,081,073)	0.09

Unvested as of December 31, 2017	48,646,363	$0.10

The following information is provided for restricted shares under the MRP Share Incentive Plan:

	Year Ended December 31,
	2017	2016	2015
Weighted average grant date fair value	$0.16	$—	$0.08

Grant date fair value of restricted shares vested	$454	$3,280	$6,989

As of December 31, 2017, there was $1,632 unrecognized compensation costs related to restricted shares under the MRP Share Incentive Plan and the costs were expected to be recognized over a weighted average period of 2.10 years.

The share-based compensation cost for the Group was recognized as follows:

	Year Ended December 31,
	2017	2016	2015
Share-based compensation cost:
2011 Share Incentive Plan	$16,789	$16,399	$13,734
MRP Share Incentive Plan	516	2,088	7,093

Total share-based compensation expenses recognized in general and administrative expenses	$17,305	$18,487	$20,827

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

17.	EMPLOYEE BENEFIT PLANS

The Group has obligations to make the required contributions with respect to the below defined contribution retirement benefits schemes.

The Group operates defined contribution fund scheme, which allows eligible employees to participate in a defined contribution plan (the “Defined Contribution Fund Scheme”). The Group either contributes a fixed percentage of the eligible employees’ base salaries, a fixed amount or an amount which matches the contributions of the employees up to a certain percentage of base salaries to the Defined Contribution Fund Scheme. The Group’s contributions to the Defined Contribution Fund Scheme are vested with employees in accordance to a vesting schedule, achieving full vesting 10 years from the date of employment. The Defined Contribution Fund Scheme was established under trust with the fund assets being held separately from those of the Group by independent trustees.

Employees employed by the Group in Macau and the Philippines are members of government-managed social security fund scheme (the “Social Security Fund Scheme”), which is operated by the respective government. The Group is required to pay a monthly fixed contribution or certain percentage of the employees’ relevant income and met the minimum mandatory requirements of the respective Social Security Fund Scheme to fund the benefits.

During the years ended December 31, 2017, 2016 and 2015, the Group’s contributions into the defined contribution retirement benefits schemes were $21,853, $16,105 and $18,295, respectively.

18.	DISTRIBUTION OF PROFITS

All subsidiaries of the Company incorporated in Macau are required to set aside a minimum of 10% to 25% of the entity’s profit after tax to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the board of directors of the relevant subsidiaries. As of December 31, 2017 and 2016, the aggregate balance of the reserves amounted to $31,209 and $31,202, respectively.

The Group’s borrowings, subject to certain exceptions and conditions, contain certain restrictions on paying dividends and other distributions, as defined in the respective indentures governing the relevant senior notes, credit facility agreements and other associated agreements, details of which are disclosed in Note 11 under each of the respective borrowings.

19.	DIVIDENDS

On February 25, 2014, the Company’s Board of Directors adopted a dividend policy (the “2014 Dividend Policy”), pursuant to which the Company intended, subject to its capacity to pay from accumulated and future earnings, cash availability and future commitments, to provide its shareholders with quarterly dividends of approximately 30% of the Company’s consolidated net income attributable to Melco Resorts & Entertainment Limited for the relevant quarter, effective from the first quarter of 2014. The 2014 Dividend Policy also allowed the Company to declare special dividends from time to time in addition to the quarterly dividends. On January 12, 2017, the Company’s Board of Directors amended the 2014 Dividend Policy to one targeting a quarterly cash dividend payment of $0.03 per ordinary share of the Company, subject to the Company’s capacity to pay from accumulated and future earnings, cash availability and future commitments (the “2017 Dividend Policy”), effective from the fourth quarter of 2016. On February 8, 2018, the Company’s Board of Directors amended the 2017 Dividend Policy to one targeting a quarterly cash dividend payment of $0.045 per ordinary share of the Company, subject to the Company’s capacity to pay from accumulated and future earnings, cash availability and future commitments (the “2018 Dividend Policy”), effective from the fourth quarter of 2017.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

19.	DIVIDENDS - continued

On February 10, 2017, the Company paid a special dividend of $0.4404 per share and recorded $645,230 as a distribution against retained earnings.

On March 15, 2017, May 31, 2017, August 23, 2017 and November 30, 2017, the Company paid quarterly dividends of $0.03, $0.03, $0.03 and $0.03 per share, respectively, and recorded $88,063 and $88,035 as distributions against additional paid-in capital and retained earnings, respectively.

The total amount of special and quarterly dividends of $821,328 were paid during the year ended December 31, 2017.

On March 16, 2016, the Company paid a special dividend of $0.2146 per share and recorded $108,639 and $238,586 as a distribution against additional paid-in capital and retained earnings, respectively.

On May 31, 2016, August 31, 2016 and November 30, 2016, the Company paid quarterly dividends of $0.0073, $0.0063 and $0.0126 per share, respectively, and recorded $38,344 as distributions against retained earnings.

The total amount of special and quarterly dividends of $385,569 were paid during the year ended December 31, 2016.

On March 16, 2015, June 5, 2015, September 4, 2015 and December 4, 2015, the Company paid quarterly dividends of $0.0171, $0.0112, $0.0045 and $0.0061 per share, respectively. During the year ended December 31, 2015, the Company recorded $62,850 as distributions against retained earnings.

On February 8, 2018, a quarterly dividend of $0.045 per share has been declared by the Board of Directors of the Company under the 2018 Dividend Policy and was paid to the shareholders of record as of February 20, 2018.

20.	REGULAR LICENSE, COOPERATION AGREEMENT, OPERATING AGREEMENT AND MRP LEASE AGREEMENT FOR CITY OF DREAMS MANILA

(a)	Regular License

As of March 13, 2013, PAGCOR allowed the inclusion of, amongst others, Melco Resorts Leisure as a co-licensee, as well as the “special purpose entity” to operate the casino business and as representative for itself and on behalf of the other co-licensees including SM Investments Corporation (“SMIC”), PremiumLeisure and Amusement, Inc. (“PLAI”) and Belle under the provisional license (the “Provisional License”) in their dealings with PAGCOR. SMIC, PLAI and Belle are collectively referred to as the “Philippine Parties”. As a result, MPHIL Holdings No.1 Corporation (formerly known as MCE Holdings (Philippines) Corporation), a subsidiary of MRP, and its subsidiaries including Melco Resorts Leisure (collectively the “MPHIL Holdings Group”) and the Philippine Parties together became co-licensees (the “Licensees”) under the Provisional License granted by PAGCOR for the establishment and operation of City of Dreams Manila.

On January 30, 2015, Melco Resorts Leisure applied to PAGCOR for the issuance of the regular casino gaming license (the “Regular License”) for City of Dreams Manila as the Licensees satisfied the investment commitment under the terms of the Provisional License.

PAGCOR issued the Regular License dated April 29, 2015, as amended, in replacement of the Provisional License to the Licensees for the operation of City of Dreams Manila. The Regular License has the same terms and conditions as the Provisional License, and is valid until July 11, 2033.

Further details of the terms and commitments under the Regular License are included in Note 21(c).

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

20.	REGULAR LICENSE, COOPERATION AGREEMENT, OPERATING AGREEMENT AND MRP LEASE AGREEMENT FOR CITY OF DREAMS MANILA - continued

(b)	Cooperation Agreement

On March 13, 2013, a cooperation agreement (the “Cooperation Agreement”) and other related arrangements which were entered on October 25, 2012 among MPHIL Holdings Group, SMIC and certain of its subsidiaries (collectively the “SM Group”), Belle and PLAI became effective upon completion of the closing arrangement conditions, with minor changes to the original terms (except for certain provisions which were effective on signing).

The Cooperation Agreement governs the relationship and the rights and obligations of the Licensees. Under the Cooperation Agreement, Melco Resorts Leisure has been designated as the operator to operate City of Dreams Manila and appointed as the sole and exclusive representative of the Licensees in connection with the Regular License and the operation and management of City of Dreams Manila until the expiry of the Regular License (currently expected to be on July 11, 2033 or unless terminated earlier in accordance with its terms). Further details of the commitments under the Cooperation Agreement are included in Note 21(c).

(c)	Operating Agreement

On March 13, 2013, the Licensees entered into an operating agreement (the “Operating Agreement”) which governs the operation and management of City of Dreams Manila by Melco Resorts Leisure. The Operating Agreement was effective on March 13, 2013 and ends on the date of expiry of the Regular License (as that Regular License is extended, restored or renewed) (currently expected to be on July 11, 2033 or, unless terminated earlier in accordance with the terms of the Operating Agreement). Under the Operating Agreement, Melco Resorts Leisure is appointed as the sole and exclusive operator and manager of City of Dreams Manila, and is responsible for, and has sole discretion (subject to certain exceptions) and control over, all matters relating to the management and operation of City of Dreams Manila (including the casino and gaming operations, hotel and retail components and all other activities necessary, desirable or incidental for the management and operation of City of Dreams Manila). The Operating Agreement also included terms of certain payments to PLAI upon commencement of operations of City of Dreams Manila in December 2014, in particular, PLAI has the right to receive monthly payments from Melco Resorts Leisure, based on the performance of gaming operations of City of Dreams Manila and was included in “Payments to the Philippine Parties” in the consolidated statements of operations, and Melco Resorts Leisure has the right to retain all revenues from non-gaming operations of City of Dreams Manila.

(d)	MRP Lease Agreement

The MRP Lease Agreement entered into between Melco Resorts Leisure and Belle, which has been subsequently amended from time to time, became effective on March 13, 2013. Under the MRP Lease Agreement, Belle agreed to lease to Melco Resorts Leisure the land and certain of the building structures for City of Dreams Manila. The lease continues until termination of the Operating Agreement (currently expected to be on July 11, 2033 or unless terminated earlier in accordance with its terms). The leased property is used by Melco Resorts Leisure and any of its affiliates exclusively as a hotel, casino and resort complex with retail, entertainment, convention, exhibition, food and beverages services as well as other activities ancillary, related or incidental to the operation of any of the preceding uses.

21.	COMMITMENTS AND CONTINGENCIES

(a)	Capital Commitments

As of December 31, 2017, the Group had capital commitments contracted for but not incurred mainly for the construction and acquisition of property and equipment for City of Dreams totaling $138,031.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

21.	COMMITMENTS AND CONTINGENCIES - continued

(b)	Lease Commitments and Other Arrangements

Operating Leases - As a Lessee

The Group leased a portion of land for City of Dreams Manila, Mocha Clubs sites, office space, warehouses, staff quarters and various equipment under non-cancellable operating leases and right to use agreements that expire at various dates through July 2033. Certain lease agreements provide for periodic rental increases based on both contractual agreed incremental rates and on the general inflation rate once agreed by the Group and its lessor and in some cases contingent rental expenses stated as a percentage of turnover. During the years ended December 31, 2017, 2016 and 2015, the Group incurred rental and right to use expenses amounting to $45,783, $37,349 and $39,667, respectively, which consisted of minimum rental and right to use expenses of $30,532, $32,228 and $32,864 and contingent rental and right to use expenses of $15,251, $5,121 and $6,803, respectively.

As of December 31, 2017, future minimum lease payments under non-cancellable operating leases and right to use agreements were as follows:

Year ending December 31,
2018	$26,676
2019	26,051
2020	17,946
2021	16,592
2022	11,358
Over 2022	50,929

$149,552

As Grantor of Operating Leases and Right to Use Arrangement

The Group entered into non-cancellable operating leases and right to use agreements mainly for mall spaces in the sites of City of Dreams, City of Dreams Manila and Studio City with various retailers that expire at various dates through May 2026. Certain of the operating leases and right to use agreements include minimum base fees with escalated contingent fee clauses. During the years ended December 31, 2017, 2016 and 2015, the Group earned contingent fees of $27,457, $23,461 and $12,898, respectively.

As of December 31, 2017, future minimum fees to be received under non-cancellable operating leases and right to use agreements were as follows:

Year ending December 31,
2018	$54,611
2019	53,065
2020	46,720
2021	37,390
2022	35,564
Over 2022	135,224

$362,574

The total future minimum fees do not include the escalated contingent fee clauses.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

21.	COMMITMENTS AND CONTINGENCIES - continued

(c)	Other Commitments

Gaming Subconcession

On September 8, 2006, the Macau government granted a gaming subconcession to Melco Resorts Macau to operate its gaming business in Macau. Pursuant to the gaming subconcession agreement, Melco Resorts Macau committed to pay the Macau government the following:

i)	A fixed annual premium of $3,744 (MOP30,000,000).

ii)	A variable premium depending on the number and type of gaming tables and gaming machines that the Group operates. The variable premium is calculated as follows:

•	$37 (MOP300,000) per year for each gaming table (subject to a minimum of 100 tables) reserved exclusively for certain kind of games or to certain players;

•	$19 (MOP150,000) per year for each gaming table (subject to a minimum of 100 tables) not reserved exclusively for certain kind of games or to certain players; and

•	$0.1 (MOP1,000) per year for each electrical or mechanical gaming machine, including the slot machine.

iii)	A special gaming tax of an amount equal to 35% of the gross revenues of the gaming business operations on a monthly basis.

iv)

A sum of 4% of the gross revenues of the gaming business operations to utilities designated by the Macau government (a portion of which must be used for promotion of tourism in Macau) on a monthly basis.

v)

Melco Resorts Macau must maintain a guarantee issued by a Macau bank in favor of the Macau government in a maximum amount of $37,437 (MOP300,000,000) until the 180th day after the termination date of the gaming subconcession.

As a result of the bank guarantee issued by the bank to the Macau government as disclosed in Note 21(c)(v) above, a sum of 1.75% of the guarantee amount will be payable by Melco Resorts Macau quarterly to the bank.

Land Concession Contracts

The Company’s subsidiaries have entered into concession contracts for the land in Macau on which Altira Macau, City of Dreams and Studio City properties and development projects are located. The title to the land lease right is obtained once the related land concession contract is published in the Macau official gazette. The contracts have a term of 25 years, which is renewable for further consecutive periods of 10 years, subject to applicable legislation in Macau. The Company’s land holding subsidiaries are required to i) pay an upfront land premium, which is recognized as land use right in the consolidated balance sheets and a nominal annual government land use fee, which is recognized as general and administrative expense and may be adjusted every five years; and ii) place a guarantee deposit upon acceptance of the land lease terms, which is subject to adjustments from time to time in line with the amounts paid as annual land use fee. During the land concession term, amendments have been sought which have or will result in revisions to the development conditions, land premium and government land use fees.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

21.	COMMITMENTS AND CONTINGENCIES - continued

(c)	Other Commitments - continued

Land Concession Contracts - continued

Altira Macau

On December 18, 2013, the Macau government published in the Macau official gazette the final amendment for revision of the land concession contract for Taipa Land on which Altira Macau is located. According to the revised land amendment, the government land use fees were $186 per annum. As of December 31, 2017, the Group’s total commitment for government land use fees for Altira Macau site to be paid during the remaining term of the land concession contract which expires in March 2031 was $2,446.

City of Dreams

On January 29, 2014, the Macau government published in the Macau official gazette the final amendment for revision of the land concession contract for Cotai Land on which City of Dreams is located. The amendment required an additional land premium of approximately $23,344, which was fully paid in January 2016. According to the revised land amendment, the government land use fees were $1,185 per annum during the development period of additional hotel at City of Dreams; and $1,235 per annum after the completion of the development. In January 2018, the Macau government granted an extension of the development period under the land concession contract for Cotai Land to June 11, 2018. As of December 31, 2017, the Group’s total commitment for government land use fees for City of Dreams site to be paid during the remaining term of the land concession contract which expires in August 2033 was $19,228.

Studio City

On September 23, 2015, the Macau government published in the Macau official gazette the final amendment for revision of the land concession contract for Studio City Land on which Studio City is located. Such amendment reflected the change to build a five-star hotel to a four-star hotel. According to the revised land amendment, the government land use fees were $490 per annum during the development period of Studio City; and $1,131 per annum after the development period. In February 2018, the Macau government granted an extension of the development period under the land concession contract for Studio City Land to July 24, 2021. As of December 31, 2017, the Group’s total commitment for government land use fees for Studio City site to be paid during the remaining term of the land concession contract which expires in October 2026 was $9,203.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

21.	COMMITMENTS AND CONTINGENCIES - continued

(c)	Other Commitments - continued

Regular	License

PAGCOR issued the Regular License dated April 29, 2015 in replacement of the Provisional License to the Licensees for the operation of City of Dreams Manila. Other commitments required by PAGCOR under the Regular License included as follows:

•	To secure a surety bond in favor of PAGCOR in the amount of PHP100,000,000 (equivalent to $2,003) to ensure prompt and punctual remittance/payment of all license fees.

•

License fees must be remitted on a monthly basis, in lieu of all taxes with reference to the income component of the gross gaming revenues: (a) 15% high roller tables; (b) 25% non-high roller tables; (c) 25% slot machines and electronic gaming machines; and (d) 15% junket operation. The license fees are inclusive of the 5% franchise tax under the terms of the PAGCOR charter.

For taxable periods prior to April 1, 2014, under the terms of the Regular License, PAGCOR and the Licensees agreed the license fees that are paid to PAGCOR by the Licensees are in lieu of all taxes with reference to the income component of the gross gaming revenues. In May 2014, PAGCOR temporarily allowed the Licensees to reallocate 10% of the license fees for payment of Philippine Corporate Income Tax effective from April 1, 2014. The said reallocation of 10% of the license fees was required to be used for subsidizing the payment of Philippine Corporate Income Tax and any portion not used for such payment must be paid to PAGCOR as an annual true-up payment (as defined). This adjustment was to address the additional exposure to Philippine Corporate Income Tax on the Licensees brought by the BIR RMC No. 33-2013 in April 2013. The 10% license fee adjustment was a temporary measure to address the unilateral BIR action and was not intended to modify, amend or revise the Regular License. PAGCOR and the Licensees agreed to revert to the original license fee structure under the Regular License, in the event BIR action to collect Philippine Corporate Income Tax from PAGCOR licensees was permanently restrained, corrected or withdrawn by order of BIR or the courts or under a new law. PAGCOR and the Licensees also agreed that the 10% license fee adjustment was not an admission of the validity of BIR RMC No. 33-2013 and it was not a waiver of any of the remedies against any assessments by BIR for Philippine Corporate Income Tax on the gaming revenue of the Licensees in the Philippines. On August 10, 2016, the SC found in the Bloomberry Case that all contractees and licensees of PAGCOR, should be exempt from tax, including Philippine Corporate Income Tax realized from the casino operations, upon payment of the 5% franchise tax. On August 15, 2016, PAGCOR discontinued the 10% license fee adjustment. The BIR subsequently filed the Motion of the said decision, which was denied by the SC with finality in a resolution dated November 28, 2016.

•

The Licensees are required to remit 2% of casino revenues generated from non-junket operation tables to a foundation devoted to the restoration of Philippine cultural heritage, as selected by the Licensees and approved by PAGCOR.

•

PAGCOR may collect a 5% fee of non-gaming revenue received from food and beverage, retail and entertainment outlets. All revenues of hotel operations should not be subject to the 5% fee except for rental income received from retail concessionaires.

•

Grounds for revocation of the Regular License, among others, are as follows: (a) failure to comply with material provision of this license; (b) failure to remit license fees within 30 days from receipt of notice of default; (c) has become bankrupt or insolvent; and (d) if the debt-to-equity ratio is more than 70:30. As of December 31, 2017 and 2016, MPHIL Holdings Group, as one of the Licensee parties, has complied with the required debt-to-equity ratio under definition as agreed with PAGCOR.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

21.	COMMITMENTS AND CONTINGENCIES - continued

(c)	Other Commitments - continued

Cooperation	Agreement

Under the terms of the Cooperation Agreement, the Licensees are jointly and severally liable to PAGCOR under the Regular License and each Licensee (indemnifying Licensee) must indemnify the other Licensees for any loss suffered or incurred by that Licensees arising out of, or in connection with, any breach by the indemnifying Licensee of the Regular License. Also, each of the Philippine Parties and MPHIL Holdings Group agree to indemnify the non-breaching party for any losses suffered or incurred as a result of a breach of any warranty.

(d)	Guarantees

Except as disclosed in Note 11, the Group has made the following significant guarantees as of December 31, 2017:

•

Melco Resorts Macau has issued a promissory note (“Livrança”) of $68,635 (MOP550,000,000) to a bank in respect of the bank guarantee issued to the Macau government under gaming subconcession to the consolidated financial statements.

•	The Company has entered into two deeds of guarantee with third parties amounting to $35,000 to guarantee certain payment obligations of the City of Dreams’ operations.

•

In October 2013, one of the Company’s subsidiaries entered into a trade credit facility agreement of HK$200,000,000 (equivalent to $25,707) (“Trade Credit Facility”) with a bank to meet certain payment obligations of the Studio City project. The Trade Credit Facility matured on August 31, 2017, was further extended to August 31, 2019, and is guaranteed by Studio City Company. As of December 31, 2017, approximately $643 of the Trade Credit Facility had been utilized.

•

Melco Resorts Leisure has issued a corporate guarantee of PHP100,000,000 (equivalent to $2,003) to a bank in respect of the surety bond issued to PAGCOR as disclosed in Note 21(c) under Regular License.

(e)	Litigation

As of December 31, 2017, the Group is a party to certain other legal proceedings which relate to matters arising out of the ordinary course of its business. Management believes that the outcome of such proceedings have no material impacts on the Group’s consolidated financial statements as a whole.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

22.	RELATED PARTY TRANSACTIONS

During the years ended December 31, 2017, 2016 and 2015, the Group entered into the following significant related party transactions:

		Year Ended December 31,
Related companies	Nature of transactions	2017	2016	2015
Transactions with affiliated companies
Melco International and its subsidiaries	Management fee expenses(1)	$1,787	$1,191	$1,177
	Purchase of property and equipment	—	315	7,758
	Other service fee income	2,749	1,221	1,609
A subsidiary of MECOM Power and Construction Limited (“MECOM”)(2)	Construction and renovation works performed and recognized as property and equipment	35,510	—	—
	Consultancy fee expense	2,228	—	—

Notes

(1)

Management fee expenses mainly included the Company’s reimbursement to Melco International’s subsidiary for service fees incurred on its behalf for the operation of the office of the Company’s Chief Executive Officer.

(2)	A company in which Mr. Lawrence Yau Lung Ho, the Company’s Chief Executive Officer, has shareholding of approximately 20% in MECOM.

(a)	Amounts Due from Affiliated Companies

The outstanding balances mainly arising from operating income or prepayment of operating expenses as of December 31, 2017 and 2016 are unsecured, non-interest bearing and repayable on demand with details as follows:

	December 31,
	2017	2016
Melco International and its subsidiaries	$2,367	$1,012
Others	10	1
Crown and its subsidiary	—	90

	$2,377	$1,103

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

22.	RELATED PARTY TRANSACTIONS - continued

(b)	Amounts Due to Affiliated Companies

The current portion of amounts due to affiliated companies mainly arising from construction and renovation works performed, operating expenses and expenses paid by affiliated companies on behalf of the Group as of December 31, 2017 and 2016, are unsecured, non-interest bearing and repayable on demand with details as follows:

	December 31,
	2017	2016
MECOM’s subsidiaries	$14,675	$—
Melco International and its subsidiaries	1,293	88
Others	822	877
Crown’s subsidiary and associated company	—	2,063

	$16,790	$3,028

The non-current portion of amounts due to an affiliated company arising from construction costs retention payable as of December 31, 2017 is unsecured and non-interest bearing. No part of the amount will be repayable within the next twelve months from the balance sheet date and, accordingly, the amount is shown as a non-current liability in the consolidated balance sheet.

23.	SEGMENT INFORMATION

The Group is principally engaged in the gaming and hospitality business in Asia and its principal operating and developmental activities occur in two geographic areas: Macau and the Philippines. The chief operating decision maker monitors its operations and evaluates earnings by reviewing the assets and operations of Mocha Clubs, Altira Macau, City of Dreams, Studio City, which commenced operations on October 27, 2015, and City of Dreams Manila. Taipa Square Casino is included within Corporate and Other.

The Group’s segment information for total assets and capital expenditures is as follows:

Total Assets

	December 31,
	2017	2016	2015
Macau:
Mocha Clubs	$121,980	$135,707	$145,631
Altira Macau	427,668	473,731	496,455
City of Dreams	3,453,135	3,193,895	3,183,460
Studio City	3,475,321	3,466,291	3,769,284

Sub-total	7,478,104	7,269,624	7,594,830
The Philippines:
City of Dreams Manila	682,204	825,247	941,926
Corporate and Other	734,748	1,245,470	1,725,553

Total consolidated assets	$8,895,056	$9,340,341	$10,262,309

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

23.	SEGMENT INFORMATION - continued

Capital Expenditures

	Year Ended December 31,
	2017	2016	2015
Macau:
Mocha Clubs	$4,690	$7,763	$6,446
Altira Macau	5,776	3,031	18,404
City of Dreams	467,780	359,258	331,503
Studio City	37,174	62,754	968,696

Sub-total	515,420	432,806	1,325,049
The Philippines:
City of Dreams Manila	13,571	3,621	98,884
Corporate and Other	30,051	1,485	31,909

Total capital expenditures	$559,042	$437,912	$1,455,842

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

23.	SEGMENT INFORMATION - continued

The Group’s segment information and reconciliation to net income attributable to Melco Resorts & Entertainment Limited is as follows:

	Year Ended December 31,
	2017	2016	2015
NET REVENUES
Macau:
Mocha Clubs	$121,250	$120,491	$136,217
Altira Macau	446,132	439,127	574,848
City of Dreams	2,666,309	2,590,824	2,794,673
Studio City	1,363,405	838,179	125,303

Sub-total	4,597,096	3,988,621	3,631,041
The Philippines:
City of Dreams Manila	649,276	491,235	300,409
Corporate and Other	38,451	39,540	43,350

Total net revenues	$5,284,823	$4,519,396	$3,974,800

ADJUSTED PROPERTY EBITDA (1)
Macau:
Mocha Clubs	$26,639	$23,789	$30,259
Altira Macau	20,671	5,116	36,261
City of Dreams	804,872	742,291	798,504
Studio City	335,568	155,985	11,594

Sub-total	1,187,750	927,181	876,618
The Philippines:
City of Dreams Manila	235,019	160,336	55,366

Total adjusted property EBITDA	1,422,769	1,087,517	931,984

OPERATING COSTS AND EXPENSES
Payments to the Philippine Parties	(51,661)	(34,403)	(16,547)
Pre-opening costs	(2,274)	(3,883)	(168,172)
Development costs	(31,115)	(95)	(110)
Amortization of gaming subconcession	(57,237)	(57,237)	(57,237)
Amortization of land use rights	(22,817)	(22,816)	(54,056)
Depreciation and amortization	(460,521)	(472,219)	(359,341)
Land rent to Belle	(3,143)	(3,327)	(3,476)
Share-based compensation	(17,305)	(18,487)	(20,827)
Property charges and other	(31,616)	(5,298)	(38,068)
Net gain on disposal of property and equipment to Belle	—	8,134	—
Corporate and Other expenses	(137,468)	(114,770)	(115,735)

Total operating costs and expenses	(815,157)	(724,401)	(833,569)

OPERATING INCOME	$607,612	$363,116	$98,415

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

23.	SEGMENT INFORMATION - continued

	Year Ended December 31,
	2017	2016	2015
NON-OPERATING INCOME (EXPENSES)
Interest income	$3,579	$5,951	$13,900
Interest expenses, net of capitalized interest	(229,582)	(223,567)	(118,330)
Amortization of deferred financing costs	(26,182)	(48,345)	(38,511)
Loan commitment and other finance fees	(6,079)	(7,451)	(7,328)
Foreign exchange gains (losses), net	12,783	7,356	(2,156)
Other income, net	5,282	3,572	2,317
Loss on extinguishment of debt	(49,337)	(17,435)	(481)
Costs associated with debt modification	(2,793)	(8,101)	(7,603)

Total non-operating expenses, net	(292,329)	(288,020)	(158,192)

INCOME (LOSS) BEFORE INCOME TAX	315,283	75,096	(59,777)
INCOME TAX CREDIT (EXPENSE)	10	(8,178)	(1,031)

NET INCOME (LOSS)	315,293	66,918	(60,808)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	31,709	108,988	166,555

NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED	$347,002	$175,906	$105,747

Note

(1)

“Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine Parties, land rent to Belle, net gain on disposal of property and equipment to Belle, Corporate and Other expenses, and other non-operating income and expenses. The chief operating decision maker uses Adjusted property EBITDA to measure the operating performance of Mocha Clubs, Altira Macau, City of Dreams, Studio City and City of Dreams Manila and to compare the operating performance of its properties with those of its competitors.

The Group’s geographic information for long-lived assets is as follows:

Long-lived Assets

	December 31,
	2017	2016	2015
Macau	$6,389,846	$6,330,624	$6,355,934
The Philippines	458,242	533,477	691,729
Hong Kong and other foreign countries	12,389	1,493	2,390

Total long-lived assets	$6,860,477	$6,865,594	$7,050,053

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

24.	CHANGE IN SHAREHOLDING OF THE PHILIPPINE SUBSIDIARIES

On November 23, 2015, the Company through MCO (Philippines) Investments Limited (formerly known as MCE (Philippines) Investments Limited) (“MCO Investments”), subscribed for 693,500,000 common shares of MRP at a total consideration of PHP2,704,650,000 (equivalent to $57,681 based on the exchange rate on the transaction date), which increased the Company’s shareholding in MRP and the Group recognized a decrease of $7,368 in the Company’s additional paid-in capital which reflects the adjustment to the carrying amount of the noncontrolling interest of MRP.

During the year ended December 31, 2016, the Company through MCO Investments, purchased 50,263,000 common shares of MRP at a total consideration of PHP123,307,331 (equivalent to $2,614 based on the exchange rate on the transaction date) from the open market, which increased the Company’s shareholding in MRP and the Group recognized a decrease of $761 in the Company’s additional paid-in capital which reflects the adjustment to the carrying amount of the noncontrolling interest of MRP.

During the year ended December 31, 2017, 1,040,485 share options under the MRP Share Incentive Plan were exercised, which decreased the Company’s shareholding in MRP and the Group recognized an increase of $96 in the Company’s additional paid-in capital which reflects the adjustment to the carrying amount of the noncontrolling interest of MRP.

During the years ended December 31, 2017, 2016 and 2015, 2,826,644, 19,541,800 and 38,375,178 restricted shares under the MRP Share Incentive Plan were vested, which decreased the Company’s shareholding in MRP and the Group recognized a decrease of $67, $543 and $1,740, respectively, in the Company’s additional paid-in capital which reflects the adjustment to the carrying amount of the noncontrolling interest of MRP.

During the year ended December 31, 2017, the total transfers from noncontrolling interests amounted to $29, and during the years ended December 31, 2016 and 2015, the total transfers to noncontrolling interests amounted to $1,304 and $9,108, respectively, in relation to transactions as described above. The Group retains its controlling financial interests in MRP before and after the above transactions.

The schedule below discloses the effects of changes in the Company’s ownership interest in MRP on the Company’s equity:

	Year Ended December 31,
	2017	2016	2015
Net income attributable to Melco Resorts & Entertainment Limited	$347,002	$175,906	$105,747
Transfers (to) from noncontrolling interests:
Decrease in Melco Resorts & Entertainment Limited additional paid-in capital resulting from purchases of common shares of MRP from the open market	—	(761)	—
Decrease in Melco Resorts & Entertainment Limited additional paid-in capital resulting from subscription of common shares of MRP	—	—	(7,368)
Decrease in Melco Resorts & Entertainment Limited additional paid-in capital resulting from the vesting of restricted shares under the MRP Share Incentive Plan	(67)	(543)	(1,740)
Increase in Melco Resorts & Entertainment Limited additional paid-in capital resulting from the exercise of share options under the MRP Share Incentive Plan	96	—	—

Changes from net income attributable to Melco Resorts & Entertainment Limited’s shareholders and transfers from noncontrolling interests	$347,031	$174,602	$96,639